



06026255

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 23, 2006

No Act

Tull R. Florey
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995

RECD S.E.C.
FEB 28 2006
1086

Act: _____**1934**_____
Section: _____
Rule: _____**14A-8**_____
Public
Availability: **2/23/2006**

Re: ConcoPhillips
Incoming letter dated December 22, 2005

Dear Mr. Florey:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to ConocoPhillips by Roger K. Parsons. We also have received a letter from the proponent dated January 3, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 2 1 2006
THOMSON
FINANCIAL

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Roger K. Parsons
PMB 188
6850 North Shiloh Road, Suite K
Garland, Texas 75044-2981

1163165



BAKER BOTTS LLP

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995

TEL +1 713.229.1234
FAX +1 713.229.1522
www.bakerbotts.com

AUSTIN
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DUBAI
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HOUSTON
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December 22, 2005

001349.0165

BY HAND

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Tull R. Florey
TEL +1 713.229.1379
FAX +1 713.229.2779
tull.florey@bakerbotts.com

Re: Shareholder Proposal of Mr. Roger K. Parsons – Securities Exchange Act of 1934
      – Rule 14a-8

Ladies and Gentlemen:

On behalf of ConocoPhillips, a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing six copies of (1) this letter, (2) the proposal in the form of a proposed shareholder resolution and statement in support thereof (the "Proposal") submitted to the Company by Mr. Roger K. Parsons (the "Proponent") and (3) all correspondence between the Company and the Proponent relating to the Proposal. On November 29, 2005, the Company received a facsimile from the Proponent transmitting the Proposal and requesting its inclusion in the Company's proxy statement and form of proxy for the 2006 Annual Meeting of Stockholders (the "Proxy Materials"). For the Staff's convenience, we have also enclosed a copy of each of the no-action letters referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

On behalf of the Company, we hereby respectfully request your advice that the Division of Corporation Finance will not recommend any enforcement action to the United States Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Rule 14a-8, the Company excludes the Proposal from the Proxy Materials.

Description of the Proposal

The Proposal requests that "The Board shall investigate, independent of in-house legal counsel, all potential legal liabilities that ConocoPhillips has inherited from Conoco but omitted from the February 2002 prospectus titled 'Proposed Merger of Conoco and Phillips.' The Board shall report to shareholders all potential legal liabilities omitted from the prospectus that would have a material impact on future financial statements or share value when these liabilities are realized or made public."

In addition, the Proposal contains the following statement in support:

"The Board relies upon in-house legal counsel for information on the potential legal liabilities reported to shareholders. However, in-house legal counsel have inherent conflicts in their role as lawyers who manage company legal defenses in lawsuits against the company, and in their role as the sole provider of information to the Board on the magnitude of potential legal liabilities the company faces.

The conflict has led in-house legal counsel to overestimate the strength of their defenses and underestimate the magnitude of the legal liabilities reported to the Board. This proposal seeks to have the Board, as the fiduciary of the shareholders, begin independently evaluating all potential legal liabilities against the company starting with the legal liabilities inherited from Conoco that were unreported by in-house legal counsel in the 2002 prospectus."

Bases for Exclusion

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(4).

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against a company or any other person, or if it is designed to result in a benefit to [the proposal], or to further a personal interest, which is not shared by other shareholders at large." Under Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4), the Commission noted that even proposals presented in broad terms in an effort to suggest that they are of general interest to all shareholders may nevertheless be omitted from a proxy statement when prompted by personal concerns. Exchange Act Release No. 34-19135 (October 14, 1982). The Proposal, though not evident on its face, is designed solely for the benefit of the Proponent and relates to a long-standing and well-documented dispute with the Company, its predecessors and affiliates.

As discussed in detail below, the Proponent's personal grievance arises from a 1991 plane crash that killed his wife (the "1991 Plane Crash") and the litigation that followed. In 1991, E.I. du Pont de Nemours and Company ("DuPont") was the sole shareholder of Conoco Inc., the Company's predecessor. Since that time, the entities against which the Proponent bears a personal grievance have undergone changes in their corporate structures. In 1998, DuPont sold its stake in Conoco Inc. in a public offering. In 2002, Conoco Inc. and Phillips Petroleum Company ("Phillips") merged, forming the Company. Although the entities have changed, the grievance is the same, as demonstrated below.

Litigation

As described in *Parsons v. Turley*, 109 S.W.3d 804 (Tex. App—Dallas 2003), the plane that crashed in 1991, killing the Proponent's wife, herself an employee of Conoco Inc., was owned by DuPont, and Conoco Inc. was allegedly responsible for overseeing the health and physical competency of DuPont's pilots. Believing that the 1991 Plane Crash was a result of

negligence by DuPont and Conoco Inc., the Proponent, represented by Mr. Windle Turley, filed suit against DuPont in Texas state court. Subsequently, that case was removed to federal court. In a separate action, the Proponent filed suit against Conoco Inc. in Texas state court and then attempted, unsuccessfully, to join both suits in federal court. *Id.*

In the federal court suit against DuPont, a jury entered a verdict in favor of the Proponent on his negligence and gross negligence claims, and awarded $4,750,000 in actual damages to the Proponent and $1 million to his wife's parents. However, the federal court sustained DuPont's motion for judgment as a matter of law on the jury's gross negligence findings, holding that the evidence was legally insufficient to support such a finding. In 1994, the federal court entered judgment awarding the Proponent only the actual damages found by the jury along with prejudgment interest, postjudgment interest and court costs. The Proponent appealed the court's gross negligence ruling, this time hiring a new lawyer to represent his case on appeal. *Id.* In 1996, the Fifth Circuit Court of Appeals affirmed the lower court's judgment. When DuPont refused to compound prejudgment interest in calculating damages as the Proponent had requested, the federal court again sided against the Proponent. The Proponent again appealed, and the Fifth Circuit again affirmed the lower court. *Id.*

Meanwhile, the Proponent's case against Conoco Inc. in Texas state court was far less successful. The trial court granted Conoco Inc.'s motion for summary judgment in 1994 and entered final judgment dismissing the Proponent's remaining claims the following year. The Proponent's motion for new trial was denied, and his appeal was dismissed for lack of jurisdiction. *Id.*

Following the seeming conclusion of these suits, the Proponent came to believe that Conoco Inc. had foreknowledge that the pilot of the plane had an alcohol problem. In 1998, based on this new belief, the Proponent sued Mr. Turley, his trial attorney, alleging, among other things, that Mr. Turley negligently failed (1) to discover and use the evidence of the pilot's alcohol problem and (2) to bring suit originally against both DuPont and Conoco Inc. in state court. The trial court granted Mr. Turley's motion for summary judgment in 1999, but as recently as 2004, the Proponent has been appealing this judgment without success. *See* Petition for Review, *Parsons v. Turley* (Tex. No. 03-0911, 2003) (pet. denied May 28, 2004).

Having failed in his attempts to resolve his claim against DuPont and Conoco Inc. through lawsuits, all of which arise from the 1991 Plane Crash, the Proponent has attempted to air this personal grievance through at least four shareholder proposals, countless correspondence, and other such actions, which are as set forth in greater detail in E.I. du Pont de Nemours and Company (January 31, 1995) (the "1995 No-Action Letter") and E.I. du Pont de Nemours and Company (January 22, 2002) (the "2002 No-Action Letter"):

Proponent's prior shareholder actions

- **Shareholder Proposal #1.** On February 28, 1992, the Proponent sent by facsimile transmission a letter to DuPont's Director of Stockholder Relations advising that he would

introduce a proposal ("Proposal #1") at DuPont's 1992 Annual Meeting. DuPont's Corporate Secretary contacted the Proponent by phone to advise him that the proposal had not been timely filed and the Proponent agreed to treat the proposal as being submitted for the 1993 Annual Meeting. The Proponent also indicated his intent to speak at the 1992 Annual Meeting concerning management of DuPont's aviation operations.

- **1992 Letter to Directors.** On March 16, 1992, the Proponent sent a letter to individual members of DuPont's Board of Directors with Proposal #1 attached. In his letter, the Proponent refers to "management problems in the aviation operation," his "great personal interest in seeing these problems resolved" and reiterates his intent to raise his concerns at the 1992 Annual Meeting.

- **1992 Letter to Shareholders.** On April 29, 1992, the day of DuPont's 1992 Annual Meeting, without DuPont's prior knowledge, the Proponent distributed a printed letter addressed to "Fellow Shareholders," explaining his "great personal interest" in "safety problems in the management of DuPont's aviation operation" with an attached pre-addressed card that could be torn off and mailed to DuPont's Chairman and CEO. The same material was distributed at the National Business Aircraft Association Meeting in Dallas during the week of September 14, 1992.

- **1992 Annual Meeting.** The Proponent addressed DuPont's 1992 Annual Meeting concerning "a serious safety problem in the management of our company's aviation operations" and acknowledged his "great interest in this matter."

- **1993 Letter to Directors.** On March 12, 1993, the Proponent sent a detailed letter to individual members of DuPont's Board of Directors relating to the 1991 Plane Crash involvement in the investigation of the 1991 Plane Crash: "Ann Parsons, my wife, was killed in the DuPont crash; therefore, I am committed to a thorough investigation."

- **1993 Annual Meeting.** The Proponent addressed DuPont's 1993 Annual Meeting concerning his desire for a thorough investigation of the 1991 Plane Crash and acknowledged his personal interest in the matter. The Proponent also made repeated efforts to inject comments concerning the related litigation and investigation.

- **1993 Letter to Shareholders.** The Proponent distributed a printed letter to shareholders containing allegations about DuPont and Conoco Inc. and their role in the 1991 Plane Crash. This letter included a pre-addressed response card that could be torn off and mailed to DuPont's directors. The same material was distributed at the National Business Aircraft Association convention in Atlanta during the week of September 20, 1993.

- **Shareholder Proposal #2.** On November 4, 1993, the Proponent sent by facsimile transmission a proposal ("Proposal #2") relating to the investigation of the 1991 Plane Crash and the election to office of two members of DuPont's Board of Directors for consideration

at DuPont's 1994 Annual Meeting. DuPont requested a no-action letter regarding Proposal #2. The Staff concurred that Proposal #2 related to a personal claim and could be omitted pursuant to Rule 14a-8(c)(4). *E.I. du Pont de Nemours and Company* (available February 9, 1994).

- **1994 Annual Meeting.** The Proponent addressed DuPont's 1994 Annual Meeting on April 27, 1994, concerning alleged "threatening" practices in DuPont's aviations operations and referenced the 1991 Plane Crash.

- **Shareholder Proposal #3.** On November 18, 1994, the Proponent sent by facsimile transmission to DuPont a proposal ("Proposal #3"), that called for DuPont to issue a report on its activities in Malaysia in connection with the 1991 Plane Crash. DuPont requested a no-action letter regarding Proposal #3. The Staff concurred that Proposal #3 related to a personal claim and could be omitted pursuant to Rule 14a-8(c)(4). *See* 1995 No-Action Letter. Moreover, the Staff granted forward-looking relief relating to any subsequent proposals by the Proponent relating to this personal grievance: *"This response shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent. The Company's statement under rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under rule 14a-8(d) with respect to the same or similar proposals submitted by the same proponent." Id.* (emphasis added).

- **Shareholder Proposal #4.** On February 1, 2001, the Proponent sent by facsimile transmission to DuPont a proposal ("Proposal #4") that called for DuPont to contract "an independent safety auditing firm to investigate the deaths of all DuPont employees killed while working on company business during the past ten years." DuPont requested a no-action letter regarding Proposal #4, and the Staff responded: "Noting that the proposal appears to be similar to the same proponent's proposal in E.I. DuPont de Nemours and Company (available January 31, 1995), we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly, we believe that a specific no-action response is unnecessary." *See* 2002 No-Action Letter.

It is apparent, given the numerous similar proposals, lawsuits, correspondence and other actions taken by the Proponent, that the "potential liabilities inherited from Conoco" refer to the alleged liability arising from the 1991 Plane Crash. As result of his failure to resolve his personal grievance either in court or through his actions against the Company's former parent, predecessor and affiliate, which have been prospectively precluded by the Staff, it seems clear that the Proponent is now seeking satisfaction by way of the Proposal. It is no coincidence that the Proponent calls for the Board to investigate unreported liabilities in the 2002 prospectus, as this is the first filing of the Company that would have included information related to the 1991 Plane Crash, had any such information been material to the merger proposed therein.

The Staff has consistently taken the position that shareowner proposals relating to litigation in which a proponent holds a personal interest may be omitted from a company's proxy

statement under Rule 14a-8(i)(4). *See, e.g.*, Schlumberger Ltd. (available August 27, 1999) (proposal followed conclusion of litigation on the same subject as the proposal); Unocal Corp. (March 15, 1999) (same); Burlington Northern Santa Fe Corp. (available February 5, 1999) (proposals followed litigation, grievances and harassment by former employee); General Electric Company (available January 20, 1995) (proposal by a group of former GE employees seeking discontinuance of company's opposition to a pending lawsuit in which they had an interest); Xerox Corp. (available November 17, 1988 and March 2, 1990) (proposals seeking appointment of an outside consultant to investigate Xerox's conduct in an EEOC investigation and related litigation arising out of the proponent's termination of employment).

Although the Proponent attempts to conceal this personally beneficial nature of the Proposal by reference to the issue of the proper role of in-house counsel (a false and misleading reference, as discussed below), the Proponent's true motive, given the overwhelming body of documentation cited above, is a personal grievance, designed to result in a benefit to the proponent and to further a personal interest, which benefit or interest is not shared with the other security holders at large, and is therefore excludable under Rule 14a-8(i)(4). *See* Southern Company (available March 19, 1990) (allowing the exclusion of a proposal requiring the company to form a shareholder committee to investigate complaints against management, the proponent of which was a disgruntled former employee who had raised numerous claims during the prior seven years and had sent the company more than 40 letters, faxes, requests, and proposals seeking redress for his personal grievance); International Business Machines Corp. (available December 12, 2005) (allowing the exclusion of a proposal and affirming prospective relief after the same proponent, who after unsuccessfully litigating his wrongful termination claim, submitted stockholder proposals 12 times in as many years relating to the same personal grievance over his termination).

In this case, just as the Staff noted in the 2002 No-Action Letter, the same Proponent is submitting a similar proposal based on the same personal grievance. Given the relatedness of DuPont and the Company as corporate entities, not to mention the Proponent's attempt to make them co-defendants, there is no valid reason to disapply the forward-looking relief granted in the 1995 No-Action Letter. Regardless of the applicability of any prior relief, however, for the foregoing reasons, the Company believes that the Proposal may be excluded from the Proxy Materials in accordance with Rule 14a-8(i)(4) because the Proposal relates to a personal grievance against the Company.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10).

Under Rule 14a-8(i)(10), a shareholder proposal may be excluded if a company has already substantially implemented the proposal. According to the Commission, this provision "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976) (the "1976 Release"). The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal."

Texaco, Inc. (available March 28, 1991). Consequently, a shareholder proposal does not have to be implemented exactly as proposed; it merely needs to be "substantially implemented." *Id.*

The Company has implemented controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. These disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. These controls and procedures are designed to ensure that any material "omission" in the Company's periodic reports of the type referred to in the Proposal does not occur.

The subject matter of the Proposal — the Company's evaluation and disclosure of material liabilities — is monitored by the Company's senior management and the Audit Committee of the Board of Directors. The Company maintains accounting systems and internal accounting controls designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with the Company's authorizations, and that transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles. The accounting systems and internal accounting controls are supported by written policies and procedures, by the selection and training of qualified personnel and by an internal audit program. In addition, the Company's code of business conduct requires employees to discharge their responsibilities in conformity with the law and a high standard of business conduct. The Company's independent registered public accounting firm audits the Company's financial statements in accordance with generally accepted auditing standards and would be required to call to the Company's attention any material undisclosed liabilities of the type referred to in the Proposal.

Accordingly, through the operation of the Company's disclosure controls and procedures and its internal controls, the "investigation" the Proponent seeks into the Company's assessment and disclosure practices has already been substantially implemented. For these reasons, the Company believes that the Proposal may be excluded from the Proxy Materials in accordance with Rule 14a-8(i)(10). *See, e.g.,* Columbia/HCA Healthcare Corp. (available February 18, 1998) (proposal substantially implemented because company had in place a committee charged with investigating fraud); The Limited, Inc. (available March 15, 1996) (proposal substantially implemented because company had compliance program for foreign supplier standards); Louisiana-Pacific Corp. (available March 18, 1994) (proposal to conduct internal investigation on potential environmental violations substantially implemented because company had established committee to investigate environmental law compliance).

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) allows a company to omit a shareholder proposal that relates to the ordinary business operations of the company. One of the key policy considerations underlying the Rule is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." Exchange Act Release No. 34-40018 (May 28, 1998) (the "1998 Release").

While recent high-profile corporate scandals have raised public consciousness of the financial accounting and disclosure process, the responsibility for overseeing this process is a complex task, which shareowners, as a group, are not in a position to make an informed judgment, having left the implementation of these complex procedures to their elected Board. Indeed, the Staff has repeatedly held that proposals relating to accounting and disclosure decisions and presentations are excludable under Rule 14a-8(i)(7) as matters involving the ordinary business operations of a company. *See, e.g.*, Johnson Controls, Inc. (available October 26, 1999); The Travelers Group, Inc. (available March 13, 1998); LTV Corp. (available November 25, 1998); General Electric Company (available January 28, 1997); American Telephone & Telegraph Company (available January 29, 1993); American Stores Company (available April 7, 1992); Pacific Gas & Electric Co. (available December 13, 1989); General Motors Corp. (available March 10, 1989); Minnesota Mining & Manufacturing Co. (available March 23, 1988).

The fact that the Proposal does not seek to discard existing disclosure requirements does not save it from the exclusionary reach of Rule 14a-8(i)(7). Although the Proposal seeks what appears to be a simple request to merely "investigate" any potential liabilities inherited from Conoco rather than demanding the implementation of an entirely new process of disclosure, Rule 14a-8(i)(7) has long been interpreted to exclude proposals seeking special investigations, reviews or reports on a given matter. In its 1983 release, the Commission stated that, henceforth, "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." Exchange Act Release No. 34-20091 (August 16, 1983); *see also* Kmart Corp. (available February 24, 1999); Johnson Controls, Inc. (available October 26, 1999). This Rule continues to apply following the publication of Staff Legal Bulletin No. 14C (CF) (June 28, 2005), which did not significantly alter the analysis of ordinary business exclusions not involving important social concerns.

Moreover, as an independent ground for exclusion under Rule 14a-8(i)(7), the Staff has consistently permitted companies to exclude proposals related to the "general conduct of a legal compliance program." *See, e.g.*, Monsanto Corp. (available November 3, 2005) ("There appears to be some basis for your view that Monsanto may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., general conduct of a legal

compliance program)."); Associates First Capital Corp. (available February 23, 1999) (proposal to form a committee to investigate possible improper lending practices); United HealthCare Corp. (available February 26, 1998) (proposal to form a committee to investigate potential healthcare fraud). As in the cases above, the Proponent has requested that the Company take measures that are inherently related to the general conduct of a legal compliance program. As such, the Proposal may similarly be excluded under Rule 14a-8(i)(7).

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded if violates any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. The notes to Rule 14a-9 expressly prohibit material that directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

The Proposal impugns the character of the Company's in-house counsel by suggesting that they would conceal from the Board material liabilities of the Company. The Proponent also suggests that in-house counsel are incompetent in evaluating the merits of litigation involving the Company and the risks associated therewith. The Proponent has no basis for these derogatory assertions, rendering the Proposal false and misleading under Rule 14a-9. *See* Idacorp, Inc. (available January 9, 2001) (allowing the exclusion of a proposal stating that potential merger partners were in a conspiracy to deceive shareholders).

To ensure that shareholders are not misled by these false and misleading statements into believing that in-house counsel is both inherently conflicted and incompetent, and to defend the integrity of the Company's employees against unsubstantiated attack, the Company believes that it may properly exclude the Proposal under Rule 14a-8(i)(3).

Conclusion

For the foregoing reasons, the Company respectfully requests your advice that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the Proxy Materials. The Company presently intends to file its definitive Proxy Materials for the 2006 Annual Meeting with the Commission on or about March 21, 2006.

If the Staff has any questions with respect to the foregoing, or if additional information is required in support of the Company's position, please call the undersigned at (713) 229-1379.

Please acknowledge receipt of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

BAKER BOTTS L.L.P.

By: _____
Tull R. Florey

cc: Mr. Roger K. Parsons (by FedEx)
        Elizabeth A. Cook
        ConocoPhillips

ROGER K. PARSONS

SUITE K-188
6850 NORTH SHILOH ROAD
TELEPHONE -- (214) 649-8059　　　　GARLAND, TEXAS 75044　　　　FACSIMILE -- (972) 295-2776
USA

CONFIDENTIALITY NOTICE

This communication is intended for the use of the individual or entity to which it is addressed below, and may contain information that is privileged, confidential, and/or exempt from disclosure under applicable law. If the reader of this communication is not the intended recipient or the employee or agent responsible for delivering the message to the intended recipient, the reader is hereby notified that any dissemination, distribution, or copying of this communication is strictly prohibited. If the reader has received this communication in error, please notify us immediately by telephone or facsimile and return the original communication to us at the above address via the U.S. Postal Service, Thank You!

PLEASE DELIVER TO:

E. Julia Lambeth, Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

NOTE:

DATE: November 29, 2005

FACSIMILE NUMBER(S): (281) 293-4111

PAGES (INCLUDING COVER SHEET): 3

Roger K. Parsons

PMB 188

6850 North Shiloh Road, Suite K

Garland, Texas 75044-2981

Telephone: (972) 414-6959

Facsimile: (972) 295-2776

November 29, 2005

E. Julia Lambeth, Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

BY FACSIMILE TO: (281) 293-4111

<u>RE: 2006 Shareholder Proposal</u>

Dear Ms Lambeth:

Pursuant to the Securities and Exchange Act of 1934, §240.14a-8, please publish the following shareholder proposal and statement in the 2006 Proxy Statement for ConocoPhillips.

SHAREHOLDER PROPOSAL

The Board shall investigate, independent of inhouse legal counsel, all potential legal liabilities that ConocoPhillips inherited from Conoco but omitted from the February 2002 prospectus titled "Proposed Merger of Conoco and Phillips." The Board shall report to shareholders all potential legal liabilities omitted from the prospectus that would have a material impact on future financial statements or share value when the liabilities are realized or made public.

Shareholder Statement

The Board relies upon inhouse legal counsel for information on the potential legal liabilities reported to shareholders. However, inhouse legal counsel have inherent conflicts in their role as lawyers who manage company legal defenses in lawsuits against the company, and in their role as the sole provider of information to the Board on the magnitude of potential legal liabilities that the company faces.

The conflict has lead inhouse legal counsel to overestimate the strength of their defenses and underestimate the magnitude of the legal liabilities reported to the Board. This proposal seeks to have the Board, as the fiduciary of shareholders, begin independently evaluating all potential legal liabilities against the company starting with the legal liabilities inherited from Conoco that were unreported by inhouse legal counsel in the 2002 prospectus.

Sincerely,

Roger Parsons
Independent Administrator of the Estate of Ann Kartsotis Parsons

cc James J. Mulva, Chairman of the Board
    Norman R. Augustine, Director
    Larry D. Horner, Director
    Charles C. Krulak, Director
    Richard H. Auchinleck, Director
    William K. Reilly, Director
    Victoria J. Tschinkel, Director
    Kathryn C. Turner, Director
    James E. Copeland, Jr., Director
    Kenneth M. Duberstein, Director
    Ruth R. Harkin, Director
    William R. Rhodes, Director
    J. Stapleton Roy, Director
    Frank A. McPherson, Director

The miracles of scienter™



ROGER K. PARSONS

SUITE K-188
6850 NORTH SHILOH ROAD
TELEPHONE — (214) 649-8059 GARLAND, TEXAS 75044 FACSIMILE — (972) 295-2776
USA

CONFIDENTIALITY NOTICE

PLEASE DELIVER TO:

James J. Mulva, Chairman of the Board
Norman R. Augustine, Director
Larry D. Horner, Director
Charles C. Krulak, Director
Richard H. Auchinleck, Director
William K. Reilly, Director
Victoria J. Tschinkel, Director
Kathryn C. Turner, Director
James E. Copeland, Jr., Director
Kenneth M. Duberstein, Director
Ruth R. Harkin, Director
William R. Rhodes, Director
J. Stapleton Roy, Director
Frank A. McPherson, Director

c/o E. Julia Lambeth, Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

NOTE:

DATE: November 29, 2005

FACSIMILE NUMBER(S): (281) 293-4111

PAGES (INCLUDING COVER SHEET): 3

Roger K. Parsons

PMB 188

6850 North Shiloh Road, Suite K

Garland, Texas 75044-2981

Telephone: (972) 414-6959

Facsimile: (972) 295-2776

November 29, 2005

E. Julia Lambeth, Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

BY FACSIMILE TO: (281) 293-4111

<u>RE: 2006 Shareholder Proposal</u>

Dear Ms Lambeth:

Pursuant to the Securities and Exchange Act of 1934, §240.14a-8, please publish the following shareholder proposal and statement in the 2006 Proxy Statement for ConocoPhillips.

SHAREHOLDER PROPOSAL

The Board shall investigate, independent of inhouse legal counsel, all potential legal liabilities that ConocoPhillips inherited from Conoco but omitted from the February 2002 prospectus titled "Proposed Merger of Conoco and Phillips." The Board shall report to shareholders all potential legal liabilities omitted from the prospectus that would have a material impact on future financial statements or share value when the liabilities are realized or made public.

Shareholder Statement

The Board relies upon inhouse legal counsel for information on the potential legal liabilities reported to shareholders. However, inhouse legal counsel have inherent conflicts in their role as lawyers who manage company legal defenses in lawsuits against the company, and in their role as the sole provider of information to the Board on the magnitude of potential legal liabilities that the company faces.

The conflict has lead inhouse legal counsel to overestimate the strength of their defenses and underestimate the magnitude of the legal liabilities reported to the Board. This proposal seeks to have the Board, as the fiduciary of shareholders, begin independently evaluating all potential legal liabilities against the company starting with the legal liabilities inherited from Conoco that were unreported by inhouse legal counsel in the 2002 prospectus.

Sincerely,

Roger Parsons
Independent Administrator of the Estate of Ann Kartsotis Parsons

cc James J. Mulva, Chairman of the Board
Norman R. Augustine, Director
Larry D. Horner, Director
Charles C. Krulak, Director
Richard H. Auchinleck, Director
William K. Reilly, Director
Victoria J. Tschinkel, Director
Kathryn C. Turner, Director
James E. Copeland, Jr., Director
Kenneth M. Duberstein, Director
Ruth R. Harkin, Director
William R. Rhodes, Director
J. Stapleton Roy, Director
Frank A. McPherson, Director

The miracles of scienter™

RE: 2006 Shareholder Proposal



Elizabeth A. Cook
ConocoPhillips
600 N. Dairy Ashford (77079)
P. O. Box 4783
Houston, Texas 77210
Telephone: (281) 293-4966
Fax: (281) 293-4111

SENT VIA UPS OVERNIGHT

December 7, 2005

Mr. Roger K. Parsons
Suite K-188
6850 North Shiloh Road
Garland, TX 75044

Re: Proposal for 2006 Annual Meeting of Shareholders of ConocoPhillips

Dear ConocoPhillips Shareholder:

We received your proposal on November 28, 2005, and we appreciate your interest as a shareholder in ConocoPhillips.

The securities laws of the United States require that we notify you, within 14 calendar days of receiving your proposal, of any procedural defects in your shareholder proposal prior to including such proposal in our Proxy Statement for the 2006 Annual Meeting of Shareholders of ConocoPhillips. Therefore, please be advised that your proposal does not contain one or more of the following as required by the Securities Exchange Act of 1934:

- If you are a registered shareholder[*], a written statement that you intend to continue to hold at least $2,000 in market value, or 1%, of our common stock through the date of the 2006 Annual Meeting of Shareholders.

- If you are not a registered shareholder, a written statement from the "record" holder of your shares (usually a broker or bank) verifying that, at the time you submitted your proposal, you own and have continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year as well as your own written statement that you intend to continue to hold the securities through the date of the 2006 Annual Meeting of Shareholders.

In order for your proposal to be deemed properly submitted under the United States securities laws, your response containing the items identified above must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification.

---

[*] A "registered" shareholder means your shares are registered in your name on the books of ConocoPhillips. If you are unsure if you are a registered shareholder, you should consult with your bank or broker to determine your status.

If you have any questions or would like to speak with a representative from ConocoPhillips about your proposal, please feel free to contact Elizabeth A. Cook at (281) 293-4966.

Sincerely,

Elizabeth A. Cook



Shipment Receipt

(Keep this for your records.)

Transaction Date 07 Dec 2005

Address Information

Ship To:	Shipper:	Ship From:
Roger Parsons	ConocoPhillips.	ConocoPhillips.
Roger Parsons	Karen E. Clary	Karen E. Clary
214-649-8059	281-293-3075	281-293-3075
Suite K-188	600 North Dairy Ashford	600 North Dairy Ashford
6850 North Shiloh Road	ML3162	ML3162
GARLAND TX 75044-2912	Corporate Legal Services	Corporate Legal Services
	Houston TX 77079	Houston TX 77079

Shipment Information

Service:	UPS Next Day Air
*Guaranteed By:	10:30 AM, Thurs. 8 Dec. 2005

Shipping: ****16.59**

Package Information

Package 1 of 1

Tracking Number:	1Z7703480197171486
Package Type:	UPS Letter
Actual Weight:	Letter
Billable Weight:	Letter

Billing Information

Payment Method:	Bill Sender: 770348
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ROGER K. PARSONS

SUITE K-188
6850 NORTH SHILOH ROAD
GARLAND, TEXAS 75044
USA

TELEPHONE – (214) 649-8059

FACSIMILE – (972) 295-2776

CONFIDENTIALITY NOTICE

This communication is intended for the use of the individual or entity to which it is addressed below, and may contain information that is privileged, confidential, and/or exempt from disclosure under applicable law. If the reader of this communication is not the intended recipient or the employee or agent responsible for delivering the message to the intended recipient, the reader is hereby notified that any dissemination, distribution, or copying of this communication is strictly prohibited. If the reader has received this communication in error, please notify us immediately by telephone or facsimile and return the original communication to us at the above address via the U.S. Postal Service, Thank You!

PLEASE DELIVER TO:

Elizabeth A. Cook
E. Julia Lambeth, Corporate Secretary
Office of the Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

NOTE: RE: 2006 Stockholder Proposal

DATE: December 15, 2005

FACSIMILE NUMBER(S): (281) 293-4111

PAGES (INCLUDING COVER SHEET): 3

Roger K. Parsons
PMB 188
8850 North Shiloh Road, Suite K
Garland, Texas 75044-2981
Telephone: (972) 414-6959
Facsimile: (972) 295-2776

December 15, 2005

Elizabeth A. Cook
Office of the Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

BY FACSIMILE TO: (281) 293-4111

<u>RE: 2006 Shareholder Proposal</u>

Dear Ms Cook:

In response to your letter on December 7, 2005, I am enclosing a written statement from Charles Schwab & Company, Inc., the record holder of my ConocoPhillips common stock, verifying that prior to submitting my stockholder proposal on November 28, 2005, I held more than $2,000.00 in market value of ConocoPhillips common stock. It is my intention to continuously hold more than $2,000.00 in market value of ConocoPhillips common stock through the date of the 2006 Annual Meeting of Shareholders.

If there are any other requirements to have my proposal published with the proxy materials please do not hesitate to call or write me.

Sincerely,

Roger Parsons
Independent Administrator of the Estate of Ann Kartsotis Parsons

cc E. Julia Lambeth, ConocoPhillips Corporate Secretary

The miracles of scienter™

charles SCHWAB

101 Montgomery Street San Francisco California 94104
tel (415) 627-7000

Thursday, December 15, 2005

To Elizabeth A Cook
ConocoPhillips
600 N. Dairy Ashford
PO Box 4783
Houston, Texas 77210

We at Charles Schwab & Co., Inc. Broker 164 recognize:

Mr. Roger K Parsons
Suite K-188
6850 North Shiloh Road
Garland, TX 75044

Has 4000 shares of ConocoPhillips (Cusip: 20825C-10-4) in his account as beneficial

shareholders at Charles Schwab & Co. Inc., Mr. Roger K Parsons should be entitled

submit his Proposal to ConocoPhillips for the up coming ConocoPhillips' General

Annual Meeting in the year of 2006. Mr. Roger K Parsons with good faith intends to

maintain the required $2000 market value of ConocoPhillips Common Stock in his

account at Charles Schwab & Co, Inc., through the date of the 2006 Annual Meeting of

Shareholders.



Sincerely Yours,

Jerry Liu
Charles Schwab & Co., Inc.
Corporation /Proxy Department.
211 Main St.
San Francisco, CA 94105
415.667.8501 / 1.800.521.7052

charles SCHWAB



Please deliver to: *Elizabeth A Cook*

Company: Re: *ConocoPhillips*

Telephone: #: *(281) - 293 - 4966*

Fax: #: *281 - 293 - 4111*

From:

Dept.: Reorganization – San Francisco

Telephone: 800-631-7952, ext. *8591*

Fax: 415-667-8897

Comments: *Mr Roger K Parsons*
General Annual Meeting

Total number of pages (including cover): *4.*

The documents accompanying this Facsimile Transmission may contain confidential information, which is legally privileged. The information is intended only for the use of the individual or entity named above. If you are not the intended recipient, you are hereby notified that any disclosure, copying, distribution or use of any information contained in this transmission is Strictly Prohibited. If you have received this transmission in error, Please notify us by telephone immediately. Thank You.

charles SCHWAB

101 Montgomery Street San Francisco California 94104
tel (415) 627-7000

Thursday, December 15, 2005

To   Elizabeth A Cook
ConocoPhillips
600 N. Dairy Ashford
PO Box 4783
Houston, Texas 77210

We at Charles Schwab & Co., Inc. Broker 164 recognize:

Mr. Roger K Parsons
Suite K-188
6850 North Shiloh Road
Garland, TX 75044

Has 4000 shares of ConocoPhillips (Cusip: 20825C-10-4) in his account as beneficial

shareholders at Charles Schwab & Co. Inc., Mr. Roger K Parsons should be entitled

submit his Proposal to ConocoPhillips for the up coming ConocoPhillips' General

Annual Meeting in the year of 2006. Mr. Roger K Parsons with good faith intends to

maintain the required $2000 market value of ConcoPhillips Common Stock in his

account at Charles Schwab & Co. Inc., through the date of the 2006 Annual Meeting of

Shareholders.

Sincerely Yours,

Jerry Liu
Charles Schwab & Co., Inc.
Corporation /Proxy Department.
211 Main St.
San Francisco, CA 94105



Elizabeth A. Cook
ConocoPhillips
600 N. Dairy Ashford (77079)
P. O. Box 4783
Houston, Texas 77210
Telephone: (281) 293-4966
Fax: (281) 293-4111

SENT VIA UPS OVERNIGHT

December 7, 2005

Mr. Roger K. Parsons
Suite K-188
6850 North Shiloh Road
Garland, TX 75044

Re: Proposal for 2006 Annual Meeting of Shareholders of ConocoPhillips

Dear ConocoPhillips Shareholder:

We received your proposal on November 28, 2005, and we appreciate your interest as a shareholder in ConocoPhillips.

The securities laws of the United States require that we notify you, within 14 calendar days of receiving your proposal, of any procedural defects in your shareholder proposal prior to including such proposal in our Proxy Statement for the 2006 Annual Meeting of Shareholders of ConocoPhillips. Therefore, please be advised that your proposal does not contain one or more of the following as required by the Securities Exchange Act of 1934:

- If you are a registered shareholder*, a written statement that you intend to continue to hold at least $2,000 in market value, or 1%, of our common stock through the date of the 2006 Annual Meeting of Shareholders.

- If you are not a registered shareholder, a written statement from the "record" holder of your shares (usually a broker or bank) verifying that, at the time you submitted your proposal, you own and have continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year as well as your own written statement that you intend to continue to hold the securities through the date of the 2006 Annual Meeting of Shareholders.

In order for your proposal to be deemed properly submitted under the United States securities laws, your response containing the items identified above must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification.

---

* A "registered" shareholder means your shares are registered in your name on the books of ConocoPhillips. If you are unsure if you are a registered shareholder, you should consult with your bank or broker to determine your status.

Page 2
November 17, 2005

If you have any questions or would like to speak with a representative from ConocoPhillips about your proposal, please feel free to contact Elizabeth A. Cook at (281) 293-4966.

Sincerely,

Elizabeth A. Cook

Roger K. Parsons

PMB 188

6850 North Shiloh Road, Suite K

Garland, Texas 75044-2981

Telephone: (972) 414-6959

Facsimile: (972) 295-2776

January 3, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: ConocoPhillips Shareholder Proposal for 2006

Ladies and Gentlemen:

I write in opposition to the December 22, 2005, request from attorney Mr. Tull R. Florey with Baker Botts LLP to recommend that the Securities and Exchange Commission (the "Commission") take no enforcement action if ConocoPhillips (the "Company") excludes my shareholder proposal from the Company's 2006 Proxy Materials.

The Proposal and Supporting Statement

Attached as Exhibit A is a copy of my correspondence to ConocoPhillips Corporate Secretary E. Julia Lambeth requesting that the Company shareholder proposal ("Proposal") therein be published in the Company's 2006 Proxy Materials.

Attached as Exhibit B is a copy of my July 16, 2002, correspondence to the Commission complaining about material omissions from the prospectus entitled "Proposed Merger of Conoco and Phillips" ("Prospectus"). This correspondence was copied and delivered to Phillips Chairman, now ConocoPhillips Chairman, James J. Mulva on the same day. The document is evidence of the Company's guilty knowledge (scienter) of unreported material legal liabilities that the Company was inheriting from Conoco if the merger occurred.[1]

Attached as Exhibit C is a copy of the FACTS section for a fraud upon the court case[2] in which the Company will be a defendant. Because the facts recited here show at least three instances of criminal fraud against US and Malaysian federal agencies that investigated the plane crash that Mr. Florey discusses in his letter, the matter was referred to the US Department of Justice and the Attorney General Chambers of Malaysia for their review and action.

---

1. Mr. Florey omitted this correspondence in his December 22, 2005, filing. However, Mr. Florey falsely states in his letter to the Commission that he was including "...all correspondence between the Company and the Proponent relating to the Proposal."
2. Pursuant to Federal Rules of Civil Procedure, Rule 60(b).

The conspiracy to violate the US sanctions law discussed in article "The Iran-Conoco Affair" attached to my July 16, 2002, correspondence to the Commission is one of many efforts by the Company over the past fifteen years to circumvent presidential executive orders and federal statutes to profit from the vast oil reserves of Iran.[3] Following the September 11, 2001, terrorist attacks against the United States, Iran has made public its long-term intentions to develop or obtain weapons of mass destruction. If Iran or its surrogates ever used one of these weapon of mass destruction against citizens of the United States, then legal liabilities that the Company would face for Conoco having financially enabled an enemy of the United States would be incalculable.

The inclusion of this detailed recitation of facts here is necessary to correct the errors and omissions in Mr. Florey's recitation of the facts, and to rebut Mr. Florey's false assertions that the facts demonstrate that the Proposal relates to my personal interests that are *not shared by other shareholders*, and that the Proposal impugns the character, integrity or reputation, or makes charges concerning improper, illegal or immoral conduct or associations of in-house legal counsel *without factual foundation*. To the contrary, the facts demonstrate that the Proposal relates to the interests of all citizens of the United States, including Company shareholders.

Bases for Enforcement Action Against ConocoPhillips

The Proposal Is Not Excludable Pursuant to Rule 14a-8(i)(4).

The proposal does not relate to the redress of a personal claim or grievance against the Company or any other person, nor is it designed to result in a benefit to me or to further a personal interest, which is not shared by other shareholders at large.

Because Mr. Florey can not distort the language of the Proposal into any form that could be construed as the "...same or similar..." to the language of any proposal referred to in the 1995 No-Action Letter,

---

3. In July 2004, the US Energy Information Agency reported as follows.

"In September 2000, the U.S. Treasury Department announced that it was investigating Conoco to determine whether or not the company had violated U.S. sanctions in helping to analyze information on the field collected by the National Iranian Oil Company (NIOC) regarding the enormous, 26-billion-barrel Azadegan oilfield (the largest oil discovery in Iran in many years)."

Mr. Florey designs his lengthy argument on this issue to begin with an unproven claim that "[t]he Proposal, although not evident on its face, is *designed* solely to benefit of the Proponent..." (See Page 2.). For four pages Mr. Florey fails to provide any evidence of this claim, because none exists. Then on Page 6, Mr. Florey's motivation for this design of his argument becomes clear. Mr. Florey claims that the Company is the beneficiary of the 1995 No-Action Letter that was granted DuPont and states that the Commission's "...response shall also apply to any future submissions to *the Company* of a *same or similar proposal* by the same proponent." (emphasis added) However, the "Company" referred to in the 1995 No-Action Letter is not the "Company" that Mr. Florey represents, it is DuPont, then and now a distinct corporate entity from the Company.[4]

All shareholders have a personal interest in the money that they invest in the Company. When both my wife and I were employees of the Company we also had interests in the day-to-day management of the Company that most shareholders do not share. Specifically, after the plane crash discussed in Exhibit C, I had a interest in my own safety flying on planes that the Company operated; and I, individually and as the administrator of my wife's estate, had a interest and responsibility to recover all damages allowed under law.

The Company fired me in February 1992, thereby ending my interest in the day-to-day management of the Company; and all litigation to recover damages arising from my wife's death were concluded with the Fifth Circuit Court of Appeals mandate in the second appeal of *Parsons v. DuPont* on December 31, 1998.[5] Consequently there is no foundation for Mr. Florey's claim that the Proposal is "designed" to benefit me in these long-concluded legal disputes, or that I am airing a personal grievances in the Proposal.[6]

---

4. In the last paragraph of his section on this issue Mr. Florey states that "...the relatedness of DuPont and the Company as corporate entities..." gives the Company a claim to the benefits of the 1995 No-Action Letter. If this relatedness is as this strong as Mr. Florey asserts, then the Company should also declare the material liabilities for frauds that DuPont incurred in the shareholder derivative litigation against DuPont for failing to report material liabilities created by the corporate legal department shared by DuPont and Conoco until 1998, and arising from DuPont/Conoco lawyers' defrauding courts in the infamous Benlate cases. (See Exhibit C.)
5. As described in Exhibit C and by Mr. Florey in his December 22, 2005 letter to the Commission, the litigation against the Company ended more than ten years ago in 1995.

The Proposal Is Not Excludable Pursuant to Rule 14(a)-8(i)(10).

The Company has failed to substantially implement the proposal. Although there are policies and procedures in place to detect the problems that the Proposal seeks to expose; Mr. Mulva, apparently motivated by his own job security, continues to conceal from shareholders the information he was provided on July 16, 2002.

The Company's former sole shareholder, DuPont, also had controls in place to make sure that material liabilities were reported to shareholders and prospective shareholders. However, DuPont's Board and in-house lawyers subverted these controls. When their fraud was eventually uncovered in September 1995, shareholders successfully prosecuted a securities fraud class action case in a federal district court in Florida against DuPont and the Board for inflating the price of DuPont's stock between June 19, 1993, and January 27, 1995, by making false representations to shareholders and prospective shareholders about the material legal liabilities that DuPont incurred from incompetent and illegal tactics designed by in-house legal counsel for the multi-billion dollar Benlate litigation.

The Proposal seeks to have the Board demonstrate to shareholders that the Company has not inherited the bad habits of DuPont's Board and in-house legal counsel. As the DuPont securities fraud case reveals, directors and lawyers responsible for overseeing the enforcement of corporate controls do not report legal liabilities that they have created for the company to shareholders.

The Proposal Is Not Excludable Pursuant to Rule 14(a)-8(i)(7).

The Proposal does not relate to the ordinary business operations of the Company. The Company is an diversified oil and gas company. Shareholders need to be immediately advised if the Company is now claiming that the fraud and malfeasance that the Proposal will have the Board investigate is part of ordinary business operations.

---

6. In fact, it is Mr. Florey who has used his letter to the Commission as a vehicle for airing the grievances of the Company's former sole shareholder, E. I. du Pont de Nemours and Company ("DuPont"). Florey complains about lawsuits and "...at least four shareholder proposals, countless correspondence, and other such actions...", including a shareholder with the nerve to actually speak at a meeting of shareholders'. It appears that the Company hired Mr. Florey, at shareholder expense, to gain Commission sympathy for the terrible abuses that the Company has suffered at the hands of one shareholder. Mr. Florey has my sympathy.

The Proposal Is Not Excludable Pursuant to Rule 14(a)-8(i)(3).

The Proposal does not make any false or misleading statements. The attached Facts (Exhibit C) support any suggestions derived from the Proposal that directly or indirectly impugn the character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct.

The material legal liabilities of the Company must be reported to shareholders, even if these revelations are embarrassing, or expose gross mismanagement and/or malfeasance by senior management.

Conclusion

The Proposal gives shareholders an opportunity to direct their Board to investigate and report on material legal liabilities that Mr. Mulva and in-house lawyers know about and have withheld from shareholders at large. All shareholders have a right to read the Proposal and cast an informed vote for or against it.

I respectfully request that the Division of Corporation Finance recommend that the Commission take all necessary enforcement action to assure that the Company publish the Proposal in its filing of the definitive Proxy Materials for the 2006 Annual Meeting that is to take place on or about March 21, 2006.

If the Staff has any questions with respect to the Proposal or this correspondence, or the Commission's investigation of my complaint filed in July 16, 2002, please call me at (214) 649-8059.

Sincerely,

Roger Parsons

Attachments
Exhibit A -- <u>RE: 2006 Shareholder Proposal</u> (2 pages)
Exhibit B -- <u>RE: "Proposed Merger of Conoco and Philips"</u> (8 pages)
Exhibit C -- <u>FACTS</u> (35 pages)

Exhibit A – <u>RE: 2006 Shareholder Proposal</u> (2 pages)

Roger K. Parsons

PMB 188

6850 North Shiloh Road, Suite K

Garland, Texas 75044-2981

Telephone: (972) 414-6959

Facsimile: (972) 295-2776

November 29, 2005

E. Julia Lambeth, Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

BY FACSIMILE TO: (281) 293-4111

<u>**RE**</u>: <u>2006 Shareholder Proposal</u>

Dear Ms Lambeth:

Pursuant to the Securities and Exchange Act of 1934, §240.14a-8, please publish the following shareholder proposal and statement in the 2006 Proxy Statement for ConocoPhillips.

SHAREHOLDER PROPOSAL

The Board shall investigate, independent of inhouse legal counsel, all potential legal liabilities that ConocoPhillips inherited from Conoco but omitted from the February 2002 prospectus titled "Proposed Merger of Conoco and Phillips." The Board shall report to shareholders all potential legal liabilities omitted from the prospectus that would have a material impact on future financial statements or share value when the liabilities are realized or made public.

Shareholder Statement

The Board relies upon inhouse legal counsel for information on the potential legal liabilities reported to shareholders. However, inhouse legal counsel have inherent conflicts in their role as lawyers who manage company legal defenses in lawsuits against the company, and in their role as the sole provider of information to the Board on the magnitude of potential legal liabilities that the company faces.

The conflict has lead inhouse legal counsel to overestimate the strength of their defenses and underestimate the magnitude of the legal liabilities reported to the Board. This proposal seeks to have the Board, as the fiduciary of shareholders, begin independently evaluating all potential legal liabilities against the company starting with the legal liabilities inherited from Conoco that were unreported by inhouse legal counsel in the 2002 prospectus.

Sincerely,

Roger Parsons
Independent Administrator of the Estate of Ann Kartsotis Parsons

cc James J. Mulva, Chairman of the Board
      Norman R. Augustine, Director
      Larry D. Horner, Director
      Charles C. Krulak, Director
      Richard H. Auchinleck, Director
      William K. Reilly, Director
      Victoria J. Tschinkel, Director
      Kathryn C. Turner, Director
      James E. Copeland, Jr., Director
      Kenneth M. Duberstein, Director
      Ruth R. Harkin, Director
      William R. Rhodes, Director
      J. Stapleton Roy, Director
      Frank A. McPherson, Director

The miracles of scienter™

Exhibit B – <u>RE: "Proposed Merger of Conoco and Phillips"</u> (8 pages)

Roger K. Parsons

PMB 414

7602 North Jupiter Road, Suite 114

Garland, Texas 75044-2082

Telephone: (972) 414-6959

Facsimile: (972) 295-2776

July 16, 2002

Harvey L. Pitt, Chairman
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0402
BY FACSIMILE TO: (202) 942-9634

RE: "Proposed Merger of Conoco and Phillips"

Dear Mr. Pitt:

I write to complain about material omissions in the prospectus entitled "Proposed Merger of Conoco and Phillips" sent to all stockholders of Conoco, Inc. and Phillips Petroleum Company on or about February 8, 2002. Immediate SEC action is necessary to protect Phillips stockholders from a fraud orchestrated by Conoco Chairman Archie Dunham and General Counsel Rick Harrington. The SEC must require Conoco to account for the omitted liabilities in a new prospectus. Conoco and Phillips stockholders should vote on the proposed merger plan only after they know about the liabilities that ConocoPhillips will inherit from Conoco.

The liabilities that Dunham and Harrington failed to disclose arise from criminal frauds upon several federal and state agencies,[1] and civil frauds upon a federal district court and a Texas district court. Conoco's frauds were carried out to obstruct federal and state regulatory and judicial inquiries into the1991 Conoco corporate jet crash near Kota Kinabalu, Malaysia in which twelve United States citizens were killed. As background on the motivation for the frauds, I am enclosing the article I wrote about the case in 2000.

Conoco agents stole and destroyed key evidence from the custody of the federal authorities sent to Malaysia to investigate the crash and destroyed or concealed the key portions of the pilot's medical records. Consequently, Conoco's lawyers were able to defeat all legal claims against the company.

---

1. Including the Department of State, the Department of Defense, the Federal Bureau of Investigation, the Federal Aviation Administration, the National Transportation Safety Board, the Department of Labor and the Texas Worker Compensation Commission.

However, documents recently uncovered in depositions taken in the legal malpractice suit[2] against the lawyer who handled my wife's wrongful death case revealed some of the missing evidence that Conoco had concealed from the court. It was also discovered that Conoco lawyers assisted in the theft and destruction of the remains of the two pilots and the plane's cockpit voice recorder recording.

The motive for these criminal acts was to conceal from regulators, the public and the victims families a medical fact that the companies' officers already knew: the pilot in command had suffered from alcoholism for more five years and was probably intoxicated when he flew his plane into the side of the Malaysian mountain.

Conoco and DuPont are parties to ancillary litigation that I initiated in Texas district court in anticipation of filing suit for their frauds upon the federal court in federal district court. Dunham and Harrington are well aware of the impending public disclosures that will result from either the legal malpractice case or the fraud upon the court case coming to trial.

If the SEC fails to take timely action, Dunham and Harrington may complete their frauds, but their frauds will eventually be exposed. This information is provided to you so that the SEC can take timely action to prevent this crime. This is an opportunity for SEC to prove to a suspicious public that fraud can be stopped before it occurs by rigorous enforcement of federal securities regulations.

I am also providing this letter to Phillips Chairman James J. Mulva, who hopefully will ask the SEC to investigate on behalf of the Phillips shareholders that he represents.

If I can be of any further help in this matter, please contact me.

---

2. *Roger Parsons v. Windle Turley and Windle Turley, P.C.*

Enclosure (1) The Iran-Conoco Affair (5 pages)

cc: Isaac C. Hunt, Jr., Commissioner
Securities and Exchange Commission
Fax: (202) 942-9647

Cynthia A. Glassman, Commissioner
Securities and Exchange Commission
Fax: (202) 942-9666

Walter J. Stachnik, Inspector General
Securities and Exchange Commission
Fax: (202) 942-9654

James J. Mulva, Chairman
Phillips Petroleum Company
Fax: (918) 661-0417

Sincerely,

Roger K. Parsons

The Iran-Conoco Affair

by Roger K. Parsons

—

Conoco first began dealing with Iran clandestinely in 1991. In a plan that was conceived by Conoco President, Constantine S. Nicandros[1], Conoco would negotiate a deal with Iran's government before the US sanctions law that prohibited the dealings was repealed by Congress. Later when US public opinion softened towards Iran, Conoco could lobby Congress to repeal the sanctions law and have the Iran-Conoco deal "legalized".[2]

Conoco enjoyed an advantage over its competition -- Nicandros had a very good friend, President George H. W. Bush, who also had a long history of making deals with rogue states, including Iran. In fact, Bush had been twice exposed for coordinating illegal dealings with Iran -- Ronald Reagan's 1979 October Surprise, and in the "Iran" prong of the Reagan-Bush administration's Iran-Contra Affair. To help Nicandros, Bush promised Nicandros to intentionally fail in his responsibilities to enforce US sanctions law against Conoco.

Nicandros planned to trade US technology and financial assistance for a share of Iran's Serri A and E fields, just a few miles from Conoco's Fateh production facilities offshore United Arab Emirates.

---

1. An Executive Vice President of E. I. du Pont de Nemours and Company (DuPont), Nicandros was installed by DuPont as Conoco President and CEO in 1987.

2. Since 1997, Nicandros' successor, Archie W. Dunham, and Halliburton President and CEO, Richard B. Chaney have been in the forefront of oil industry public relations efforts to soften Congressional and public opinion towards Iran.

With Bush's promise that no enforcement action would be taken against Conoco, Nicandros planned to meet with officials of Iran's state owned oil company in Dubai on September 11 and 12, 1991, to discuss Nicandros' proposal to assist Iran in the development of the Sirri fields.

To keep the deal from being a flagrant violation of US sanctions law, Nicandros planned to use a Dutch front-company, Conoco Iran, B.V., itself a subsidiary of a DuPont subsidiary (a Conoco "affiliate"), DuPont Services, B.V. (DPS). Through a widely abused provision in Dutch tax law, DuPont enjoyed a lucrative tax benefit by passing money it earned from its European operations through oil and gas projects managed by purportedly "independent" DPS officers in the Netherlands. The "independent" facade was maintained for the benefit of Dutch tax authorities and had no substantive effect on Nicandros' absolute control over DPS activities, in fact DPS Managing Director, David Solberg, was not even advised about the negotiations that Nicandros planned to have with the Iranians in September 1991.

Born in Port Said, Egypt, of Greek parents in 1933, Nicandros obtained a law degree from Ecole Des Hautes Etudes Commericales, in Paris and an M.B.A. degree from Harvard (1960). Despite more than thirty years in the oil business, Nicandros had little technical knowledge about the oil and gas business, so in his negotiations with the Iranians, Nicandros needed to have a Conoco executive

who could speak intelligently with the Iranians about the technical aspects of Conoco's development plan for the Sirri A and E fields. Nicandros chose one of five Executive Vice Presidents who reported to him, William K. Dietrich. Dietrich was educated as a petroleum engineer and had served years before as Managing Director for the Conoco subsidiary, Dubai Petroleum Company, which owned and operated the Fateh production facilities.

Until September 4, 1991, Nicandros' plan was on schedule for the closing negotiations in Dubai, then at 2:15 p.m. local time (1:15 a.m. Houston time) a DuPont Gulfstream II jet carrying Dietrich crashed into the side of a mountain in the Malaysian state of Sabah on the Island of Borneo.

Dietrich was on the Tokyo-Jakarta leg of an around-the-world trip that would put him in Dubai on September 10th. On the same plane were Conoco Executive Vice Presidents Colin Lee and Kent Bowden, their wives Brooke and Connie; Conoco Managers Jim Myers and Ann Parsons, and Myers' wife Linda; and Steward Steve James, Copilot Gary Johnston; and Pilot-In-Command Captain Kenneth R. Fox.

Dietrich was carrying notes and documents for the meeting with the Iranians that implicated the Bush administration with knowledge of Nicandros' plan. Now Dietrich's body, his documents and the bodies of the other eleven people on board the aircraft were strewn through a montane forest, 30 nautical miles from the airport at which the plane's pilot, Captain Fox, was scheduled to land for refueling.

Within two hours, Nicandros learned that Dietrich's plane was missing and had probably crashed. He immediately understood that he and Bush had a big problem if Dietrich's documents fell into the wrong hands. However, the documents were more damaging to Bush than they were to Conoco[3], because they would reveal Bush's knowledge of the Iran-Conoco deal and reveal Bush's intent to subvert rather than enforce the sanction laws of the United States.

Bush's past dealings with Iran would likely to be an issue in the 1992 political campaign against him; Bush could not afford more revelations of his direct

involvement in giving Nicandros an illegal business advantage in Iran. It would have been difficult for Bush to claim that he "...was out-of-the-loop." Nicandros understood Bush's situation and he knew that Bush would be eager to lend Nicandros the assistance of any government agency under Bush's control to recover Dietrich's documents.

Within twenty-four hours of the crash and more than twenty-four hours before the location of the crash site was disclosed to the public, Nicandros and his lawyers learned that much more damaging evidence than Dietrich's documents was strewn in the forest floor at the crash site. While reviewing Conoco medical files of the Conoco and DuPont employees on the plane Conoco General Counsel, Howard J. Rudge[4], learned that their physicians had had incontrovertible medical evidence since August that Captain Fox suffered from alcoholism.

Fox's last medical exam by Conoco physicians in August, less than a month before the crash, showed that Fox's liver was damaged to a degree that even the 1991 Federal Aviation Regulations defining "alcoholism" mandated Fox's grounding. As Nicandros considered his situation he was well aware of the recent scandal caused by the public disclosure of Exxon Valdez Captain Hazelwood's Exxon-enabled alcoholism. Nicandros knew that his career in the oil industry would be over if any evidence of Fox's alcoholism became known.

Under the ruse that he needed help from several US Federal agencies to recover the incriminating documents from the crash site, Nicandros used the assigned Federal agency employees to assist in carrying out a second, parallel cover-up. Nicandros wanted all evidence destroyed that indicated Fox was drunk when he crashed the plane. Nicandros wanted (1) all incriminating medical records on Fox in Conoco's and DuPont's medical files destroyed, (2) the plane's original cockpit voice recorder (CVR) recording destroyed and (3) all remains belonging to Captain Fox destroyed.

Nicandros assigned Rudge to handle the details of purging the evidence from Conoco's and DuPont's files that could cast any doubt on Fox's sobriety while flying or that showed Conoco's and DuPont's knowledge of Fox's alcoholism. However, getting the evidence at the crash site in Malaysia was a more difficult task and would probably require

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3. As in 1995, when the Iran-Conoco deal was finally made public, Conoco's defense would simply be: "We advised the Department of State of our plan and they didn't tell us to stop."

4. Rudge was also DuPont Assistant General Counsel.

sending a high-level company representative to Malaysia to take charge of the many Federal agency employees Bush would deploy to assist Conoco.

Soon after learning of the missing plane on the morning of September 4th, Nicandros directed DuPont Director of Aviation Frank E. Petersen, Jr. (Lt. Gen. USMC, Ret.)[5], who was based at the DuPont's hanger at the New Castle County Airport near Wilmington, Delaware, to immediately put together a team of "investigators" from his staff to go to Malaysia. Nicandros told Petersen to fly to Houston that day to get final, detailed instructions.

After receiving Nicandros' instructions in Houston, Petersen and his ten-man "investigation" team departed Houston for Malaysia late morning of September 5th flying in a DuPont Gulfstream IV. They arrived at Kota Kinabalu on September 6th at about 11:00 p.m. local time.

Although Malaysian police reports indicate that the crash site was located by the late afternoon of September 4th, the search and recovery (SAR) efforts went into slow motion after representatives from the US Embassy in Kuala Lumpur arrived in Kota Kinabalu to "coordinate" the SAR operations. It appears that SAR operations were purposefully stalled to give Bush and Nicandros time to position their people in Malaysia to oversee the recovery work. The crash site was only officially "discovered" at noon on September 6th. A six-man team of Malaysian Special Forces was lowered by helicopter into the forest that afternoon.

When Petersen's team arrived on September 6th, Conoco and DuPont had already had more than twenty other employees and contractors deployed to Malaysia from Indonesia and Singapore. The first to arrive in Kota Kinabalu, early on the morning of September 5th (the evening of September 4th Houston time), were a Conoco lawyer from Jakarta, a DuPont public relations manager from Singapore and an contract physician with Asia Emergency Assistance, Inc. from Singapore. Later

in the week Conoco also deployed a heavy-lift helicopter and crew from Conoco's Indonesian operations. The helicopter was to be used to recover the victims' remains when they were located.

Sabah state and Malaysian federal governments provided more than sixty police and military personnel, and three heavy-lift helicopters to transport personnel and remains.[6] Malaysia's Department of Civil Aviation (DCA) sent only one investigator to the crash site to conduct a field investigation. Apparently, seeing the massive contingent of US investigators, the DCA believed that the Federal agencies would conduct a thorough investigation.

When he arrived at the SAR command center at Keningau on the morning of September 7th, Petersen took command of the Malaysian military personnel who were charged with securing the crash site and extracting the victims' remains. Rather than taking the remains out by helicopter long-line techniques commonly used in the oil field and logging operations in this part of the world, Petersen ordered the Malaysians to build a helicopter landing pad near the crash site before anything was airlifted from the site -- a task that would require a least two days of arduous work by the team at the site. Petersen was obviously stalling for time so that his Federal agency assistants had time to get to Malaysia and help him with his tasks.

Considering that no report about the "investigation" of this private plane crash has ever been issued, the number of Federal agencies involved and the number of Federal employees sent to work on the SAR and the "investigation" was unprecedented: Six Consular Officers from the Department of State (DOS) and/or Central Intelligence Agency (CIA); one investigator from the National Transportation Safety Board (NTSB); two investigators from the Federal Aviation Administration (FAA); twelve investigators from the Office of Armed Forces Medical Examiner (OAFME)[7], and one investigator from the Federal Bureau of Investigation (FBI).

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5. The same morning Nicandros promoted Petersen from "Director" to "Vice President", an unprecedented three-level jump in corporate position to a status of a corporate" officer". Nicandros' motivation was obviously to give Petersen the legal authority and status he needed to do the dirty work Nicandros wanted Petersen to do. Also, as a Vice President, Petersen would be the sacrificial corporate officer to fall on his sword (as good Marine) if it became necessary to shield Nicandros.

6. Documents obtained in Malaysia reveal that Conoco or Conoco's insurer, American International Group (AIG) paid more that $250,000 to the local police for their work.

7. The OAFME is a branch of the Armed Forces Institute of Pathology (AFIP). The team sent to Malaysia was headed by William T. Gormley, Col. USAF, MC. Documents obtained in Malaysia reveal that Conoco paid more that $300,000 to have the AFIP brought to Malaysia. It is unknown whom they paid.

By September 9th the Malaysians had completed the helicopter landing pad and one of the two DOS/CIA men brought in from Manila was sent to the crash site to oversee the work being done by the Malaysians. Videotape shot of the crash scene by a DCA employee shows the DOS/CIA man making an inventory of the "things" that the Malaysian military personnel working at the scene are bringing him. The man appears to have no interest in noting or recovering the victims remains some of which can be seen hanging in trees just a few yards away from where he stands. The videotape makes it clear what the most urgent mission of the Federal agency personnel deployed to the crash site was and who was really directing the SAR work.

The plane's CVR was found on September 9th, and on September 10th Criminal Investigations Division (CID) personnel with the Sabah state police had completed their legal responsibilities in locating, bagging and labeling the remains of the victims. The CID team documented their recovery work by mapping the location of the remains and by taking photographs and videotape of their work.

On September 10th, while Petersen was in charge, two body-bags were removed from the crash site, taken to Kota Kinabalu's Queen Elisabeth Hospital, and custody for the remains was officially turned over to DOS Consular Officer Peter Kaestner by 9:00 a.m. Kaestner and a Conoco physician took the remains to a room in the morgue for inspection.

Rudge had gotten the victims' families to execute an authorization for Conoco to take custody of all the victims' remains. The authorizations were sent to Conoco Counsel Walter L. Brignon who had been sent to Kota Kinabalu from Jakarta to oversee the "legal" aspects of the search and recovery. Brignon presented the authorizations to Kaestner, who had had the responsibility for taking custody of the US citizens' remains from the Malaysians; then Conoco took legal custody of the remains.

On September 11th Petersen abruptly left Malaysia in the Gulfstream IV. Petersen left instructions that no other remains were to be removed from the crash site until the OAFME team he had called to Malaysia arrived.[8] The OAFME team did not arrive until September 14th. On September 15th, after lying bagged in the forest for more than a week and a half, the remaining bodies were finally flown from the crash site to Queen Elisabeth Hospital.

To divert attention from the theft of Fox's remains, Petersen asked the prestigious OAFME to identify *all* the remains found by the Malaysian CID. In fact, the remains Petersen allowed the OAFME access to were only the remains from which Petersen and/or his lieutenants had culled Fox's body before the OAFME arrived in Kota Kinabalu.

In his 1992, deposition testimony in the wrongful death cases, Petersen would falsely testify that: "...sadly, no pilots' remains were recovered..."; thus "...sadly..." no toxicological tests were performed.

To complete the work Nicandros assigned him, Petersen had to get the original CVR recording, which contained recordings of Fox's voice that may have had powerful evidence that Fox was flying while intoxicated.[9] In the custody of the Malaysian DCA, the CVR was taken from the crash site on September 10th and taken by a DCA investigator to the United Kingdom Air Accidents Investigation Branch (AAIB) to be decoded and copied to audio cassette tape.

After the AAIB decoded and copied the part of the CVR recording that the DCA had requested, the investigator brought the original CVR recording and the partial copy back to DCA headquarters in Kuala Lumpur. On September 16th the NTSB investigator, Robert P. Benzon, and the two FAA investigators sent to Malaysia on Bush's orders, representing themselves as acting on behalf of their respective US Federal agencies, met with DCA officials in Kuala Lumpur and demanded that they be allowed to take possession of the original CVR recording. Upon this purportedly official request of the world-renowned NTSB and FAA, the DCA officials turned the original CVR recording over to Benzon.

When Benzon arrived back in the United States on September 18th, he immediately took the original CVR recording to Petersen in Wilmington. Benzon would later testify that he had also obtained a copy of the partial CVR recording made by the AAIB, but

8. The AFIP team had recommend that Conoco bring all of the remains to a US facility (Okinawa, Hawaii, Maryland) where identifications could be made conveniently by AFIP personnel using their own equipment. However, Conoco insisted that the AFIP team go to Malaysia and agreed to pay more that $300,000 to for them to do so.

9. Similar evidence was used by the NTSB in establishing *Exxon Valdez* Captain Hazelwood's intoxication on March 24, 1989. Conoco lawyers were following this case very closely.

he "threw it in his waste basket" when he learned that wrongful death lawsuits had been filed.

In the end, the DOS/CIA men that Bush sent to Malaysia recovered Dietrich's documents keeping Bush's involvement in the Iran-Conoco deal quite. And, Nicandros, Rudge and Petersen successfully concealed and destroyed evidence that they knew would reveal the cause of the plane crash that killed twelve people they called "friends".

ABOUT THE AUTHOR

Roger K. Parsons holds a Ph.D in theoretical physics obtained under the direction of Nobel laureate physicist P. A. M. Dirac. In 1980, before DuPont acquired Conoco, Parsons joined Conoco to do research on algorithms to image subsurface mechanical properties using seismic acoustic data -- the miles-scale version of ultrasound medical imaging. Parsons eventually supervised DuPont-Conoco research and development efforts in Ground Penetrating Radar (GPR) technologies for use at DuPont's mineral mining operations and at DuPont and Conoco groundwater and soil contamination sites. In 1986, Parsons was named group leader of Conoco's Theoretical Geophysics Group. Parsons is author of several professional papers, internal research reports, and patents.

In 1989, Parsons moved into executive staff positions. First, as Executive Assistant to DuPont Vice President and Conoco Executive Vice President for Worldwide Exploration, Dr. Max G. Pitcher. Parsons' last position at Conoco was Exploration Coordinator -- Scandinavia, East Africa, Middle East and Libya.

In January 1992, Parsons was fired from Conoco after asking that Conoco and DuPont executive management to investigate why two unprepared, inappropriately trained, and probably unhealthy pilots were sent on an extensive overseas trip. Ann Parsons, Roger Parsons' wife and a manager with Conoco, was one of the twelve people killed in the DuPont plane crash in Malaysia.

Since 1991, Parsons has devoted his efforts to the investigation and analysis of the causes for the DuPont plane crash in Malaysia, including spending seven days at the crash site surveying the debris field. Parsons has written a detailed report on his analysis of the ground track for the DuPont aircraft during the time captured on CVR and ATC voice recorders. Parsons continues to petition authorities with the UN ICAO, the US FAA and NTSB, the Malaysian DCA and Attorney General, and the DuPont Board of Directors to conduct a thorough investigation and issue a report on the circumstances of and causes for the DuPont aircraft crash.

Exhibit C – <u>FACTS</u> (35 pages)

FACTS

On September 4, 1991, a corporate jet plane crashed into a 4000' mountain ridge more than thirty miles south of the Kota Kinabalu International Airport (KKIA) in Sabah, East Malaysia on the island of Borneo. The plane had been scheduled to land at KKIA for refueling before completing the Tokyo-Jakarta leg of an around-the-world trip that was planned for executives of the Conoco, Inc.[1] ("Conoco"), a wholly owned subsidiary of E. I. du Pont de Nemours and Company ("DuPont"). Onboard the plane were three Conoco Executive Vice Presidents:[2] Colin H. Lee, William K. Dietrich and H. Kent Bowden, and their wives: Brooke, Gayle and Connie; Conoco Managers: James Myers and Ann Parsons[3], and James Myers' wife Linda; and a DuPont-employed flight crew: Pilot Kenneth R. Fox ("Fox"), Copilot Gary G. Johnston and Flight Mechanic Steve P. James. All twelve people onboard the plane died of multiple blunt force injuries that they received in the crash.

DuPont owned the plane and employed the flight crew, however Conoco was the "operator"[4] of the plane and flight crew. DuPont had also delegated to Conoco responsibility for monitoring and maintaining the physical and mental competency of DuPont employees who flew the planes that Conoco operated.

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[1]   DuPont spun-off Conoco, Inc as a separate public corporation in 1998. In 2002, Conoco merged with Phillips Petroleum Company and renamed the company ConocoPhillips.
[2]   All Conoco Executive Vice Presidents also held positions as DuPont Vice Presidents.
[3]   At the time of the crash, both Roger and Ann Parsons were employed in manager-level position at Conoco headquarters in Houston, Texas.
[4]   "Operator" is a term of art used by the FAA in the Federal Aviation Regulations (FAR) meaning that Conoco controlled where and when the plane and crew flew. Parsons only discovered that Conoco was the official operator of the plane in 1999, when he obtained a copy of the Malaysian investigation report on the plane crash from Malaysian federal aviation investigators.

DuPont had a $100,000,000 aviation liability policy covering DuPont and Conoco. National Union Fire Insurance of Pittsburgh Pennsylvania ("NUFIPP") was the insurer and the policy was sold to DuPont by AIG Aviation, Inc. Both NUFIPP and AIG Aviation are subsidiaries of American International Group, Inc. ("AIG").

Facts Relating to Immediate Causes of the Plane Crash – Pilot Incompetence

The immediate causes for the plane crash[5] were gross errors by Fox, the pilot. Specifically, Fox failed to obey or, if he did not understand, question the directives of KKIA Air Traffic Control (ATC). Fox failed to enter a holding pattern at the end-point of his Instrument Flight Rules (IFR) flight plan. Fox failed to maintain the vertical and horizontal separation from mountainous terrain prescribed by Visual Flight Rules (VFR). Fox failed to take immediate and extreme evasive action to avoid hitting a mountain. And, Fox lost control of the plane after skimming treetops along the mountain ridge, causing the plane to career head-on into another ridge.

a.   Fox failed to obey ATC directive to slow the plane to approach speed and descend the plane to an altitude that would permit ATC to clear Fox for landing.[6] Instead, Fox flew the plane at more than twice the designated approach speed and

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[5]   Controlled Flight Into Terrain (CFIT) is an aviation term-of-art for this kind of accident. CFIT is defined an accident in which the aircraft had no mechanical problems, did not encounter any adverse weather conditions, and did not impact another aircraft, nevertheless the aircraft was flown into the ground while under the control of the pilot. CFIT accidents have been known for more than twenty years to take the largest number of fatalities every year in all sectors of aviation: commercial, corporate and general.

[6]   There is evidence that Fox left the cockpit when this directive was received from ATC by the copilot, Johnston, who was not qualified to manipulate the controls of the high performance Gulfstream G-II. Fox departure from the cockpit fro several minutes during this critical phase of flight was a violation of federal regulations. The reason for Fox's leaving the cockpit is not known, but documents in his medical file indicate his absence could be related to either his glucose metabolism disorder – needing something to eat or needing to urinate, or he needed a drink that was available at the back of the plane.

arrived over the airfield more than five minutes early and at an altitude of 15,000 feet –

11,000 feet higher than he was directed to descend.

b.   Fox failed to obey an ATC directive to descend the plane in the holding

pattern over the airfield. Instead, Fox flew over and past the airfield. A radio navigation

beacon (Very-high Frequency Radio -- VFR), call sign "VJN", that is located at the

airfield was the terminal point on Fox's IFR flight plan for his flight to KKIA. When Fox

failed obey the ATC directive to descend the plane over the airfield and flew past his

last ATC clearance limit, as a matter of aviation regulations, Fox assumed total

responsibility for seeing and avoiding all hazards – Fox had begun piloting the plane

pursuant to VFR.

c.   Fox failed to follow an ATC directive to "...descend south of the airfield..."[7]

that he received after flying past the airfield and beginning VFR flight. Instead, Fox flew

the plane for more than nine minutes on a heading, not a course, of 180° from where he

had flown the plane when he received the ATC directive, more than eight nautical miles

south-south-west of the airfield.[8]

d.   Fox failed to immediately react to the copilot's warning that they were

"...getting pretty close to the hills here." Instead, Fox, continued his descent into the

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[7]   The directive "...descend south of the airfield..." is an appropriate VFR directive,
meaning to descend in a holding pattern in the southern octant from the airfield. The directive
"...descend south of the airfield..." is not an appropriate IFR directive, because it does not
specify a direction relative to a specific IFR navigation beacon, such as the VJN VOR.
Furthermore, IFR directives specify direction in terms of a radial direction in degrees from the
IFR navigation beacon, not in vague terms of south, southeast, etc.
[8]   If Fox was unclear or did not understand the ATC directives, it is solely his responsibility
as pilot-in-command to demand that ATC repeat and clarify the directives. In this instance, Fox
should have known that the ATC directive "...descend south of the airfield..." was an
inappropriate IFR directive, and he should have immediately asked for ATC clarification of its
directive. Rather than seeking clarification, Fox continued to maneuver the plane in accordance
with invalid IFR directives.

mountainous terrain for more than a minute after the danger was brought to his attention.

e.   Fox failed to take immediate and extreme evasive action when he saw a mountain directly in his flight path. Instead, Fox attempted a gently climb to higher altitude, apparently trying to simultaneously avoid the mountain and later questions by the executives he was flying about why Fox needed to take the extreme action.

f.   Fox failed to maintain control of the plane as it skimmed the tops of trees along a mountain ridge. Instead, Fox lost control of the plane and plane careened over the ridge, crashing approximately ten seconds later into the side of another ridge more than five hundred yards away. (No physical evidence was unearthed showing that the passengers were unconscious or dead during this phase of the plane crash.)

Facts Relating to Underlying Causes of the Plane Crash – Gross Mismanagement

DuPont and Conoco merged in 1981, but maintained separate aviation operations until 1989, when DuPont transferred ownership of all DuPont planes and the employment of all DuPont pilots to Conoco. Soon after this reorganization, several pilots based at Conoco Aviation operations in Wilmington, Delaware began to complain that their managers were ordering inexperienced and/or untrained pilots to fly unsafe trips. One senior pilot and check pilot, Frank I. Cardamone Jr., became a spokesman for the Wilmington pilots who feared loosing their lives if nothing was done or loosing their jobs if they voice their complaints to their management.

Cardamone began speaking and writing to DuPont officers who he had met during his thirty years of service to the company about numerous instances of unsafe

piloting practices that he had witnessed, or that he had been told about by other pilots. The most serious problem that Cardamone saw was that Conoco Aviation chief pilots who had been installed by Conoco President and DuPont Executive Vice President Constantine S. Nicandros endorsed the dangerous practices and even took punitive action against pilots who complained about their negligent pilot management practices. In fact, Cardamone was forced to retire early after he was threatened with being fired and loosing his retirement benefits.

Throughout 1990 and 1991, the close-knit group of the working, retired and fired Conoco Aviation pilots in Wilmington, including Cardamone, continued to meet every month to discuss their work and family lives. The Wilmington pilots continued to rely on Cardamone to voice their concerns because Cardamone now had nothing to lose and he had long-standing relationships with several of DuPont's senior officers, including DuPont Chairman of the Board and Chief Executive Officer Edgar S. Woolard Jr.[9]

In late 1990 and early 1991, as part of a major company-wide reorganization, DuPont reorganized its corporate aviation operations. The "Conoco Aviation" was rename "DuPont Aviation" and placed in the Materials, Logistics and Services (ML&S) division of DuPont. Woolard personally appointed a retired Marine Corps lieutenant general, Frank E. Petersen Jr. ("Petersen"), to fill a newly created administrative position titled DuPont Aviation Director. However, Woolard left executive oversight responsibility for DuPont Aviation and Petersen to Nicandros, who had had executive oversight responsibility for the Conoco Aviation.

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[9]   Woolard had told Cardamone years before he had risen to the top of the company, that if Cardamone saw problems that lower management was not fixing, Cardamone should bring the problems to Woolard's attention.

Although the companies' aviation operations were renamed, and the ownership of the planes and the employment of the pilots transferred from Conoco to DuPont, Nicandros wanted Conoco to retain operational control over the planes and pilots that Conoco executives used.

In early 1991, soon after Petersen was named DuPont Aviation Director, Cardamone meet with Petersen to voice the Wilmington pilots' safety concerns. Petersen did nothing to address the problems that Cardamone brought to his attention, believing that Cardamone was "...an absolute fucking kook."[10] Finally, less than a month before the plane crash in Malaysia, Cardamone wrote to Woolard again stating that if Woolard did nothing to correct the problems "...people would die".

Facts Relating to Underlying Causes of the Plane Crash – Fox's Alcoholism

Each August Conoco sent Fox to Allen Duane Catterson, MD ("Catterson") with the Kelsey-Seybold Clinic ("KSC")[11] in Houston for his mandatory medical examinations. The examinations were mandated by (1) the Federal Aviation Administration (FAA) through its Federal Aviation Regulations (FAR), and (2) DuPont and Conoco[12] policies regarding employees and contractors involved in transportation related operations.

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[10] Oral Deposition of FRANK EMMANUEL PETERSEN JR. August 3, 1999, Linthicum Heights, Maryland, p. 110.

[11] Conoco had a long-existing contract with KSC to perform these examinations on all pilots that were based in Houston who flew the planes that Conoco operated to transport its senior executives.

[12] Each year after DuPont reorganized DuPont and Conoco aviation operations under the DuPont Aviation Department, Fox was required to sign two releases for his medical records: one for DuPont, Fox's employer; and one for Conoco, who was operator of the planes that Fox flew. Some time after the reorganization, DuPont designated the Conoco Medical Department as custodian of the medical records for all DuPont pilots.

The examinations followed two separate protocols. The FAA protocol, specified by the FAA Flight Surgeon, determined if Fox met the mental and physical competency standards required to hold a current FAA medical certificate -- one of requirements for continuing to hold a current FAA pilot's license. The FAA protocol had to be performed a specialized physician who was designated by the FAA Flight Surgeon, called an Aviation Medical Examiner (AME).[13] The Conoco protocol, specified by the Conoco Medical Department, determined if Fox had the mental and physical competency to pilot the planes that Conoco operated to transport Conoco employees. Conoco required that this protocol be performed by a designee of Director of Conoco Medical Department Larry Anglin, MD ("Anglin").[14]

In his examinations of Fox in August 1990, Catterson discovered that Fox's blood triglyceride levels were 264 mg/ml, much higher than they had been in previous years. Because Fox's blood triglyceride levels had been abnormally high in previous years and had now dramatically increased,[15] in his August 1990 narrative report on Fox's health Catterson recommended that Fox schedule a glucose challenge test before his next examinations in August 1991. In the narrative report, Catterson told Fox and Conoco that the purpose of the test was to determine if the abnormally high and increasing

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[13]   Although, KSC had at least two other AME physicians on its staff, Fox had seen only Catterson for at least the previous five years.

[14]   Conoco had a long existing contract with KSC to perform these examinations on all pilots based in Houston flying planes Conoco operated to transport its executives. Although, KSC had at least two other AME physicians on its staff, Fox had seen only Catterson for at least the previous five years.

[15]   The upper limit on blood triglyceride levels for Fox would have been 160 mg/ml. Catterson observed the following blood triglyceride levels for in Fox from 1987 to 1990:
1987 – 224 mg/ml, 1988 – 228 mg/ml, 1989 – 194 mg/ml, and 1990 – 264 mg/ml.

triglyceride levels were a symptom of an underlying glucose metabolism disorder.[16] (Neither Fox nor Conoco ever produced evidence showing that Fox or Conoco followed Catterson's recommendation.)

On August 7, 1991, Conoco sent Fox to Catterson again for the examinations. When Catterson reviewed the test results few days after Fox's visit, he discovered that Fox's blood triglyceride levels had risen to an alarming 315 mg/ml. Catterson also discovered that Fox had abnormally high levels of two liver enzymes in his blood. Catterson knew that the measurement of abnormally high levels of these enzymes in Fox's blood was symptomatic of damage to Fox's liver.

Catterson immediately called Fox to find out Fox's alcohol consumption habits.[17] In the telephone conversation, Fox admitted to Catterson that he had engaged in a weekend of heavy beer drinking a few days before the blood test. However, Catterson told Fox that in his opinion the liver damage indicated by the abnormally high levels of the two liver enzymes and the abnormally high and accelerating triglyceride levels that were measured in Fox's blood over the previous four years could not have been caused by one weekend of heavy beer drinking. Catterson told Fox that the tests indicated that Fox had engaged in several years of heavy alcohol consumption.

Catterson documented his concerns about Fox's excessive alcohol consumption in an August 14, 1991, narrative report that recounted the telephone conversation he had with Fox a few days before. Pursuant to the Conoco protocol, the Catterson's narrative report was sent to Fox and copied to the Conoco Medical Department.

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[16]   The most common "glucose metabolism disorder" is diabetes, and diabetes would disqualify a pilot from holding the FAA medical certificate Fox needed to be a professional pilot.
[17]   On the health questionnaire that was part of the Conoco protocol, Fox failed to disclose his average daily consumption of alcohol. However, on the same questionnaire for at least five years, Fox had revealed that his father had died from "alcoholism".

The 1991 FAR defined "alcoholism" as the consumption of alcohol in an amount that caused any measurable damage to an organ of the body.[18] Hence, Catterson's diagnosis that Fox's liver damage was caused by excessive alcohol consumption was, as a matter of law,[19] a diagnosis that Fox suffered from alcoholism.

The FAA protocol requires an AME like Catterson to immediately report pilot alcoholism to the FAA.[20] The Conoco protocol that Catterson performed, pursuant to a contract between Conoco and KSC, required that KSC provide all medical records[21] on Fox to the Conoco Medical Department[22] and report Fox's alcoholism to his supervisors, DuPont Aviation Chief Pilot Jesse M. McNown or Assistant Chief Pilot Donald W. Peck.

Although, no evidence has been unearthed that Catterson carried out his responsibilities under these protocols before the plane crash, DuPont, Fox's employer, and Conoco, Fox's operator, had obtained actual notice of Fox's alcoholism through Catterson's August 14, 1991, narrative report.[23]

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[18]   See 1991 Federal Aviation Regulation §67.13 (d) (1) (i) (c).
[19]   FAR promulgated by the FAA have the force and effect of federal law.
[20]   The FAA revokes the medical certification of pilots who suffer from alcoholism until they can prove that they have abstained from alcohol consumption for one year.
[21]   Each year, as a condition for his employment Fox was required to sign two medial release forms, one for DuPont and one for Conoco. The releases allowed Catterson, pursuant to the Conoco-KSC contract, to forward Fox's medical records to DuPont and Conoco.
[22]   Although Catterson never used the term "alcoholism" in the narrative report to sent to the Conoco Medical Department, the Conoco Medical Department was staffed by physicians certified by the Board of Occupational and Industrial Medicine who were responsible for reviewing Fox's examination results and determining if Fox had a job disqualifying physical or mental disability. These specialized physicians were familiar with federal regulations governing the physical and mental health standards required of employees engaged in safety-critical transportation operations, including the FAA FAR.
[23]   DuPont (the master) delegated all responsibility for monitoring and maintaining the mental and physical competency of Fox to Conoco (the servant). Conoco (the master) contracted Catterson (the servant) to examine Fox and report the result to Conoco. Hence, Catterson's (the servant's) knowledge of Fox's alcoholism is imputed to Conoco (the master), and Conoco's (the servant's) knowledge of Fox's alcoholism is imputed to DuPont (the master).

Facts Relating to Fraud Conspiracy – DuPont, Conoco and AEA

Fox departed Houston on August 29, 1991.

Fox arrived in Tokyo on August 31, 1991.

Fox departed Tokyo 9:57 am Tokyo time, on September 4, 1991, and contacted Kota Kinabalu International Airport (KKIA) Air Traffic Control (ATC) to announce his approach to the airfield at approximately 1:45 pm Kota Kinabalu time.[24]

Approximately a half hour after Fox failed to respond to ATC questions at 2:17 pm Kota Kinabalu time, search and rescue (SAR) efforts by the Royal Malaysian Police (RMP) and Department of Civil Aviation (DCA) were commenced. SAR efforts by helicopters and planes failed to locate the wreckage before sunset that day at 6:30 pm.

Within a few hours of ATC reporting that the plane was missing in Malaysia, Conoco President and DuPont Executive Vice President Constantine S. Nicandros and General Counsel and DuPont Assistant General Counsel Howard J. Rudge were notified about the situation.[25] Notification of Conoco senior executive officers was the first step in executing a recently developed Significant Incident Response Plan (SIRP).[26] Under the SIRP, Nicandros and Rudge convened a meeting of their public relations,

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[24]   Central Daylight Time (CDT) is local Malaysia time minus 13 hours.

[25]   Conoco contracted Universal Weather and Aviation (UWA) in Houston to provide logistics and flight tracking services for Conoco when it operated planes on international trips (contracting local services such as fuel, food, weather, flight plan filings, etc.). UWA contracted with Errol Flynn at KKIA to provide these services for Fox's flight. Flynn was waiting for Fox to land and monitoring ATC radio communications with Fox. Flynn realized by the desperate efforts by ATC to contact Fox that something was wrong. Flynn contacted UWA personnel who had an emergency contact list for DuPont Aviation in Houston. McNown and Peck were the listed emergency contacts. McNown and Peck would have contacted Nicandros and/or Rudge under these circumstances.

[26]   SIRP was developed by Conoco in 1990, in response to avoid the public relations problems that Exxon faced following the USTS Exxon Valdez disaster.

legal and aviation advisors in a room at Conoco headquarters in Houston specifically equipped for Nicandros and his lieutenants to monitor and control developments.[27]

McNown advised Nicandros and Rudge that the plane only had enough fuel to fly for an hour after it was reported missing at 1:17 am CDT. Consequently, very early on the morning of September 4, 1991, Nicandros and Rudge speculated that the plane had crashed and that the passengers and crew, if not dead, had sustained major injuries.

In accordance with the SIRP, Rudge directed his staff to assemble all Conoco medical records[28] on the passengers and crew that so that they could be forwarded to physicians in Malaysia who would treat the injured and identify the dead. In reviewing the medical records Conoco had on Fox, Rudge discovered Catterson's 1991 report to Conoco that Fox had been engaging in heavy alcohol consumption for several years. Rudge brought the matter to Nicandros' attention.

Nicandros directed Petersen[29], who was at his headquarters in Wilmington, to prepare a team to travel to Malaysia. Nicandros directed Petersen to stop in Houston first to receive detailed instructions from Rudge and to pick up several DuPont Aviation pilots from Conoco's aviation operations, including Peck, to assist Petersen with the assignment in Malaysia.

By September 5, 1991, Nicandros, Rudge, McNown, Peck and Petersen had entered into a conspiracy to destroy all evidence of Fox's alcoholism, and all evidence that DuPont and Conoco had knowledge of Fox's alcoholism. The immediate objective

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[27]   Woolard assigned Nicandros with all DuPont responsibility and authority in matters surrounding the Malaysian plane crash.

[28]   For Ann Parsons, Rudge obtained dental records for which he had no authorization.

[29]   The same morning Nicandros promoted Petersen from "Director" to "Vice President", an unprecedented three-level jump in corporate position to a status of a corporate" officer". Nicandros' motivation was obviously: give Petersen the legal standing of corporate officer so that he could be sacrificed to shield Nicandros.

of the conspiracy was to obstruct the work of the US and Malaysian federal agencies the conspirators anticipated would be investigating the plane crash in Malaysia. Nicandros and Rudge ordered (1) the destruction of the incriminating medical records on Fox controlled by Conoco and DuPont, (2) the destruction of the original cockpit voice recorder (CVR) recording when it was recovered from the wreckage of the plane, and (3) destruction of all of Fox's remains.

Nicandros and Rudge directed Conoco Indonesia Vice President Sidney S. Smith and Conoco Indonesia General Counsel Walter L. Brignon to go to Kota Kinabalu with all the necessary manpower and money needed to find the plane and the victims remains. Nicandros directed DuPont Singapore Public Relations Manager Irvin Lipp to go to Malaysia to gain control of local print and television coverage of the plane crash. Pursuant to the DuPont's AIG aviation liability policy, AIG sent two claims adjustors from its Malaysian subsidiary to assist the DuPont and Conoco personnel in dealings with local public officials and directing money for the SAR effort.

Smith, Brignon and Lipp arrived along with several subordinates from their offices and physician Lyndon E. Laminack, MD with Asia Emergency Assistance, Inc. (AEA)[30] early on the morning of September 5th. Smith ordered a heavy-lift helicopter and crew employed by Conoco operations in Indonesia to come to Kota Kinabalu. Smith planned to use the helicopter to recover the victims' remains when they were located.

Late on the morning of September 5th Petersen and his ten-man "investigation" team departed Houston for Malaysia flying in the DuPont Gulfstream IV Woolard used. They arrived at Kota Kinabalu on September 6th at about 11:00 pm. Although Malaysian

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[30]   Laminack was deployed from AEA offices in Singapore, under a contract Conoco had for AEA to provide medical services to employees of Conoco Indonesia.

police reports indicate that the location of the crash site was known to the police through an eyewitness account of the crash in the late afternoon of September 4th, the crash site was only officially "discovered" at noon on September 6th. Immediately after the official discovery, a six-man team of Royal Malaysian Air Force (RMAF) commandos and Department of Civil Aviation (DCA) firemen repelled from a helicopter into the forest to provide medical assistance to any survivors and secure the crash site. By the time Petersen's team arrived on September 6th, Conoco and DuPont already had positioned more than twenty other employees and contractors to Kota Kinabalu from its operations in Indonesia and Singapore.

The Sabah state and Malaysian federal governments were providing more than sixty police and military personnel, and three heavy-lift helicopters to transport personnel and remains to and from the crash site.[31] However, after observing the massive contingent of experienced and better funded investigators arrive in Malaysia from DuPont, Conoco and several US federal agencies,[32] the Malaysian Department of Civil Aviation (DCA), sent only one investigator from DCA headquarters in Kuala Lumpur to participate in the plane crash investigation.

When he arrived at the SAR command center at Keningau[33] on the morning of September 7th, dressed in his military flight suit,[34] he took command of the Malaysian

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[31]   Documents obtained in Malaysia by Parsons' investigator reveal that Conoco or AIG paid more that $250,000 to the local police for their work.

[32]   The number of US federal agencies and the number of US federal employees involved in this investigation of a private plane crash was unprecedented. Six Consular Officers from the Department of State (DOS); one investigator from the National Transportation Safety Board (NTSB); two investigators from the FAA; twelve investigators from the Office of Armed Forces Medical Examiner (OAFME)[32], and one investigator from the Federal Bureau of Investigation (FBI).

[33]   Keningau is about six nautical miles from the crash site and a abandon airfield there was used as a base of SAR operations for helicopters flying to and from the crash site.

military personnel who were charged with searching the crash site and extracting the victims' remains. Petersen could have ordered that any remains located at the crash site be immediately airlifted by the helicopter Smith had brought in from Indonesia using long-line techniques Smith used in Conoco's remote oil field operations in Indonesia.[35] Instead, Petersen ordered that the Malaysians cut down trees on top of the ridge into which the plane had first impacted treetops to create a helicopter landing-zone. Although Petersen was advised that the task would take the 60-man team camped at the crash site more than two days to complete, Petersen ordered that the landing-zone be completed before anything was removed.

When the Malaysians finally completed the helicopter landing-zone Petersen had ordered on September 9th, DOS Manila Consular Officer Phillip N. Suter was flown to the crash scene to inventory items being recovered by the SAR team. Videotape shot of the crash scene by a DCA employee shows Suter making an inventory of the "things" that the Malaysian military personnel working at the scene were bringing him. However, Suter shows no interest in noting or directing the recovery of a victim's remains that can be seen hanging in trees a few yards from where he stands.

On September 9th, the CVR from the plane was found at the crash site, and National Transportation Safety Board (NTSB) Investigator Robert P. Benzon arrived in Kota Kinabalu to represent the United States in the investigation of the plane crash. Benzon had two FAA investigators with him to assist in his work.

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[34] Gulfstream Aerospace Representative Gerald Runyon, who was on Petersen's team, shot videotape that showed Petersen wearing a US military flight suit. However, the quality of the videotape is not good enough to see if Petersen's name patch indicates his former rank: "General Petersen".

[35] As a Marine Corp General Officer, Petersen would have been familiar with the long-line techniques for airlifting materials to and from mountainous and forested terrain.

By September 10th, investigators with the Criminal Investigations Division (CID) of the Sabah state police had located, documented, and separately bagged 24 separate human remains. The CID investigators documented the recoveries by maps, notes, photographs and videotape of their gruesome work.

On September 10th, while Petersen was in charge, two of the 24 body-bags were airlifted from the crash site, taken to Kota Kinabalu's Queen Elisabeth Hospital, and custody of the remains was transferred from the Sabah state police CID investigators to DOS Kuala Lumpur Consular Officer Peter G. Kaestner, representing the United States. Later that morning Kaestner and Laminack would have two body-bags taken to a private room at the hospital morgue and examine the contents.

Rudge had directed DuPont Corporate Counsel William E. Gordon to get the victims' families to execute authorizations that would allow Conoco to take custody of all of the victims' remains once custody was turned over to the US federal government. The authorizations were faxed to Brignon in Kota Kinabalu who presented them to Kaestner. Thereafter, Conoco had legal custody of the remains including the two body-bags that the CID investigators had turned over to Kaestner on September 10th.[36]

On September 11th, the day after the first two body-bags were airlifted from the crash site, Petersen abruptly left Malaysia in the Gulfstream IV. The remaining 22 body-

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[36]   Documents generated by the OAFME team show that Conoco never turned these first two body bags, each containing at least the torso of one individual, to the OAFME team for identification. Conoco however did turn over 22 other bags of remains to the OAFME. The .OAFME team found ten torsos in these body bags that they eventually identified as belonging to the nine passengers and the flight mechanic, Stephen James. Hence, the two torsos contained in the two body bags that Conoco withheld from the OAFME belonged to Fox and Johnston.

bags were left at crash site until the OAFME team that Conoco had instructed that the Department of Defense (DOD) send to Malaysia had arrived.[37]

The OAFME team arrived in Kota Kinabalu on September 14th. Finally, on September 15th, after rotting[38] in the forest for more than ten days, and five days after they could have been airlifted from the crash site, the remaining 22 body-bags were airlifted to Queen Elisabeth Hospital, where the OAFME team assumed custody and began to identify and autopsy the remains. However, Brignon, Smith and Laminack[39] hid the first two body-bags that they knew contained the remains of Fox and Johnston from the OAFME team.[40]

Nicandros and Rudge directed Petersen to obtain the original CVR recording that contained recordings of Fox's voice for more than thirty minutes before the plane crash. They feared the recording could lead investigators to suspect that Fox had been intoxicated, or otherwise mentally or physically incapacitated before the plane crash.[41]

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[37]   The AFIP team had recommend that Conoco bring all of the remains to a US facility (Okinawa, Hawaii, Maryland) where identifications could be made conveniently by AFIP personnel using their own equipment. However, Conoco insisted that the AFIP team go to Malaysia and agreed to pay more that $300,000 to for them to do so.

[38]   Although Petersen was confident that he had secured the bulk of Fox's remains. He could not be sure that a part of Fox large enough to conduct forensic toxicological analysis to check his sobriety had not been recovered and placed in one of the other 22 body bags at the crash site. Leaving the remains at the crash site to decay and generate biogenic ethanol was a means to create an excuse for the ethanol Conoco feared would be found in Fox's body tissues.

[39]   Conoco asked Laminack to see if he and AEA could get the remains out of Malaysia by way of Singapore, without involving the DOS. The plan was stopped when someone in Laminack's Singapore office called the US Consulate in Singapore to naively about documentation. The subject of the telephone call quickly was passed on to the US Consulate in Kuala Lumpur.

[40]   Individual police reports for each of the 12 crash victims, including Fox and Johnston, states that the individual was brought in dead to the Queen Elisabeth Hospital. The Malaysian death certificates issued by the local medical examiner for each of 12 crash victims, including Fox and Johnston, states that the individual died of multiple blunt force injuries. In his 1992, deposition testimony in the wrongful death cases, Petersen would falsely testify that: "...sadly, no pilots' remains were recovered..."; thus "...sadly..." no toxicological tests were performed.

[41]   Similar evidence was used by the NTSB in establishing Exxon Valdez Captain

The CVR was taken from the crash site on September 10th, flown to DCA headquarters in Kuala Lumpur and then taken by a DCA and FAA investigator to the United Kingdom Air Accidents Investigation Branch (AAIB) to be decoded and copied to audio cassette.

Petersen knew if he appeared too eager to gain control of the CVR recording that investigators may become suspicious that the owner or the operator of the plane was attempting to obstruct the DCA investigation by destroying the CVR recording before it could be thoroughly analyzed. Before Petersen left Malaysia, he told Benzon, using the pretense of his official capacity, to get the original CVR recording from the DCA.

After the AAIB copied the part of the CVR recording that the DCA had requested, the investigators returned the original CVR recording and the copy[42] back to the DCA. On September 16th, Benzon arrived at DCA headquarters in Kuala Lumpur and, under the pretense that he was acting in this official capacity and would have the recording analyzed by the NTSB CVR laboratory in Washington, D.C., Benzon demanded that the DCA give him custody of the original CVR recording.[43] The DCA complied with Benzon's demand, but after Benzon arrived in the US on September 18th, he did not check the original CVR recording into the NTSB CVR laboratory as NTSB procedures required. Instead, Benzon took the recording to DuPont in Wilmington, Delaware. Benzon later testified that he retained a copy of CVR recording that the AAIB had made

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Hazelwood's intoxication on March 24,1989. Rudge and his staff would have been very familiar with this development in the Exxon Valdez case.

[42] FAA FAR required that the DuPont plane be equipped with a CVR that recorded three channels: one channel for each of the pilots' headsets, and one channel for an "area microphone" that captured cockpit conversations and noises. The cassette tape returned to DCA contained only the (stereo) recordings of the two pilots' headsets.

[43] Petersen testified that he had directed Benzon to obtain the CVR recording from the Malaysian DCA.

for the DCA, but that he "...threw it in his waste basket..." when he learned that wrongful death lawsuits had been filed.

Facts Relating to Fraud Conspiracy – AIG, Gardere and LOWT

On September 21, 1991, a day after Ann Parsons should have celebrated her 36th birthday, the remains of all nine passengers and James were returned to Houston onboard a DC-8 jet that Conoco had chartered for the job. Ann Parsons was buried in Dallas on September 23, 1991.

In early October 1991, representatives of DuPont, Conoco and AIG met with Parsons purportedly to answer questions that Parsons had asked concerning what the companies had learned in their investigation of the plane crash.[44] However, at the meeting Parsons discovered that the lawyers representing the companies treated Parsons as a litigant and refused to share any information about what had been learned in the investigations until Parsons released DuPont and Conoco from all liability for his wife's death. In exchange for Parsons signing a release, the AIG offered Parsons a token money "settlement".[45]

After the hardball approach that AIG had used in its discussions with him, Parsons began to investigate AIG's relationships with the Government of Malaysia. Parsons discovered that the Malaysian Department of Civil Aviation (DCA) was closely

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[44] After the crash AIG sent at least two claims adjusters from its offices in Malaysia to assist in the SAR efforts.

[45] When Parsons protested to Nicandros by telephone about how the DuPont, Conoco and AIG lawyers had denied him any information about the companies' investigation, Nicandros told Parsons that Conoco would supplement the AIG settlement offer to bring the total settlement up to eight or nine million dollars. Parsons ask Nicandros to meet with him in person to discuss the situation, however Nicandros insisted that Parsons meet with Rudge instead. When Parsons met with Rudge, in response to Parsons' questions about what the companies had learned from their investigation, Rudge told Parsons that he "...would have to sue..." to get that information.

linked to the near bankrupt national airline, Malaysian Airlines through its International

Lease Finance Corporation (ILFC) subsidiary that was the largest leaser of the airlines'

aircraft. Furthermore, through its American International Assurance (AIA) and American

International Underwriters (AIU) subsidiaries, AIG was the largest insurer in Malaysia,

even contracting with the Government of Malaysia for its employees. Parsons came to

believe that AIG was using its significant political leverage in Malaysia to influence the

DCA's investigation of the plane crash to minimize the liability claims losses arising from

the plane crash.[46]

AIG had retained the Dallas law firm Gardere & Wynne, LLP ("Gardere")[47] to

defend against liability claims brought in Texas against its clients. In particular, AIG

used Gardere aviation specialist trial Martin E. Rose ("Rose")[48] and aviation appellate

specialist Cynthia C. Hollingsworth ("Hollingsworth") to represent DuPont and Conoco in

liability claims arising from the plane crash in Malaysia.

In October and November1991, Roger Parsons interviewed lawyers at more than

seven personal injury law firms in Houston, Austin and Dallas to identify a firm that with

expertise in aviation litigation who could thoroughly investigate the plane crash and

prosecute Parsons' legal claims. Parsons interviewed the three most promising

candidates twice. In the second interview, Parsons asked the candidate if they had any

relationship with DuPont, Conoco or AIG, or subsidiaries of these companies.

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[46]   The DCA had responsibility for issuing the official report on the plane crash, pursuant to
Annex 13 of the United Nations, International Civil Aviation Organization (ICAO) Agreements
(treaty), however the Malaysian's depended on the NTSB and FAA to gather documentary
evidence from the US manufacturer (Gulfstream Aerospace), the owner of the plane (DuPont),
and the operator of the plane (Conoco).

[47]   Now known as Gardere Wynne Sewell , LLC.

[48]   Rose left Gardere in 1999, to become name-partner of Rose-Walker, LLP.

In Parsons' second interview of R. Windle Turley and Michael G. Sawicki with the Law Offices of Windle Turley, P.C. ("LOWT"), Turley and Sawicki denied having any relationships with any of these companies. In 1998, Parsons would learn that Turley had lied to Parsons and that Turley was insured by AIG subsidiary NUFIPP for $10,000,000 for any claims arising from Turley's professional negligence.

In November 1991, believing Turley to be the best candidate to handle his case, Parsons signed a contingency fee agreement with Turley. Parsons agreed to pay Turley 20% of *any* recovery that Parsons received for his claims and all LOWT expenses in litigating his claims. Windle Turley agreed that he would personally represent Parsons in *all* legal claims arising from Ann Parsons' death.

In December 1991, Parsons organized a trip to the Malaysia to interview any eyewitnesses of the plane crash and to survey the wreckage of the crashed plane. Parsons asked Turley to assign one of his firm's investigators or lawyers to go with him to preserve testimony or physical evidence useful in prosecuting Parsons legal claims. Turley refused to participate, so Parsons employed two other individuals to go to Malaysia with him to help in an investigation. On this trip and his subsequent trips in July 1992, [49] June 1993 and November 1993, Parsons learned that AIG had indeed brought political pressure on the DCA personnel conducting the official investigation. AIG was influencing the politicians who oversaw the DCA to prevent publication of the report on the DCA investigation of the plane crash until all litigation in the United States had concluded. Parsons' believed the AIG actions to obstruct the official investigations

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[49]   Parsons returned to the crash site in July 1992, to conduct an extensive survey of the site and map the wreckage in the debris field and to interview other witnesses.

of a foreign government to save the company from paying a $100,000,000 claim against

its clients DuPont and Conoco, violated the Foreign Corrupt Practices Act ("FCPA").[50]

In February 1992, Turley filed suit in Texas district court in Houston naming only

DuPont as a defendant. Within a few weeks, Rose motioned the Texas court for

removal to federal court on grounds of diversity jurisdiction.[51] The motion was granted,

and for the next year and a half Parsons demanded that Turley join Conoco and Fox in

the suit to defeat Rose's diversity jurisdiction claim and have the case remanded back

to the Texas district court.

In August 1993, Turley was contacted by Cardamone, offering Turley copies of

the letters he had written to DuPont senior management before the plane crash.

Cardamone offered these letters to Turley to use in the prosecution of Parsons' claims

as evidence that DuPont and Conoco knew, before the plane crash in Malaysia, about

the dangerous situation created by the gross mismanagement of DuPont pilots.

Parsons directed Turley to go to Wilmington to meet with Cardamone and any

other pilots in Wilmington who would agree to meet with him to discuss what DuPont

had been told prior to the plane crash in Malaysia. In late 1993, Turley held a meeting in

Wilmington with Cardamone and several other former DuPont pilots. At this meeting,

.Cardamone gave Turley a complete set of copies of all of correspondence that he had

had with DuPont and Conoco management. After reviewing the documents, Parsons

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[50]   Parsons, a stockholder of DuPont, expressed his concerns about what he had learned
about AIG efforts to influence agencies of the Malaysian government to lessen AIG's legal
liabilities in a letter to the DuPont Board of Directors in March 1993. Parsons' actions caused
AIG have Rose attempt to obtain a frivolous gag order in *Parsons v. DuPont* to prevent Parsons'
from communicating with DuPont directors. When Turley refused to file an objection to the
motion, Parsons was forced to hire two new lawyers to defend his free speech rights in Parsons
v. DuPont. Parsons was successful in getting Rose's motion denied.
[51]   Within days of Turley filing of the lawsuit, Conoco fired Parsons.

was confident that Turley had key evidence in hand that proved knowledge by DuPont officers of the dangerous situation created by their gross mismanagement of their pilots. Until the trial of the case had begun, Turley mislead Parsons to believe that he would use Cardamone's documents and testimony to prove Parsons gross negligence claims.

By late 1993, Parsons had reviewed the portions of Fox's medical records that were produced by DuPont in *Parsons v. DuPont* and by Conoco and Fox in *Parsons v. Conoco*. Parsons discovered Catteron's 1990 narrative report warning Conoco about the potential for Fox having a glucose metabolism problem. Parsons also discovered that Catterson's 1991 narrative report for Fox was missing from the production. Parsons insisted that Turley to have a knowledgeable physician review the parts of Fox's medical records that had been produced, and demand that DuPont, Conoco and Fox turn over Fox's complete medical file. Until the trial of the case had begun, Turley mislead Parsons to believe that he would have a knowledgeable physician review the parts of Fox's medical records that had been produced, and demand that DuPont, Conoco and Fox turn over Fox's complete medical file. [52]

In September 1993, a few days before limitations barred joining other defendants in *Parsons v. DuPont*, Turley filed suit against Conoco and Fox's estate in Texas district

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[52]   Turley never demanded that DuPont, Conoco or Fox turn over Fox's complete medical file nor did he attempt to obtain a copy of the complete medical file from the files originator, Catterson.

Turley hired retired NASA Flight Surgeon Charles A. Berry to review the portion of Fox medical records produced by DuPont, Conoco and Fox. Berry failed to disclose to Turley that he had been Catterson's boss when Berry and Catterson were employed by the National Aeronautics and Space Administration (NASA). Although Berry had a conflict of interest in appraising Catterson's work, Turley accepted without question Barry's statement that he could not determine if Fox had a medical problem from the medical records Turley had sent him. Apparently Berry choose to shield his former colleague from federal criminal sanctions for fraud against the FAA in approving Fox's medical certification despite the obvious liver damage and probably alcoholism indicated by the abnormally high liver enzymes in Fox's blood that were reported by Catterson in the medical records sent to Berry.

court in Houston ("*Parsons v. Conoco*"). Turley also motioned the federal court for leave to join *Parsons v. DuPont* and *Parsons v. Conoco* in the Texas district court. However, Turley failed in his pleadings to state any new evidence that justified joining Conoco in *Parsons v. DuPont*. Consequently, the federal court denied Turley's motion for leave and *Parsons v. DuPont* and *Parsons v. Conoco* proceeded separately in federal and Texas district courts respectively.

Parsons v. DuPont went to trail in July 1994. After an eight-day trial, the jury found that DuPont was guilty of negligence and gross negligent in its supervision of Fox. The jury awarded Parsons $4,750,000 in actual damages – approximately half the amount Turley had argued Parsons had lost.[53] Although Turley purposefully did not use Cardamone's documents or testimony at trail,[54] evidence that would have proved DuPont's subjective awareness of the mismanagement of Fox before the plane crash, the jury found DuPont grossly negligent in assigning Fox to fly the trip.

Immediately following the announcement of the jury's finding, DuPont motioned the court for a judgment as a matter of law (JNOV) on the gross negligence finding arguing that Turley had failed to present legally sufficient evidence for that finding. The trial judge immediately granted DuPont's motion and ended the proceedings before the second phase of the bifurcated trial[55] could occur in which the jury was to determine the quantum of exemplary damages DuPont should pay.

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[53]   Parsons repeatedly warned Turley in writing about calculation errors that Turley had made in his estimations of Ann Parsons career value.

[54]   After the trial, Turley inexplicably refused to turn over to Parsons the documents that Cardamone had provided Turley for his use in the prosecution of Parsons' case. Parsons intended to provide Cardamone's documents to the three victims' families whose wrongful death cases that were set for trial in August 1994.

[55]   Pursuant to *Transportation Insurance Co. v. Moriel*, 879 S.W.2d 10 (Tex. 1994).

Less than a week after trial, Parsons met Turley to discuss appealing the JNOV. Turley told Parsons that he was reluctant to appeal and that if Parsons insisted on an appeal that Parsons should increase Turley's contingency share from 20% to 40%. Parsons told Turley that he would consider Turley's proposition, but insisted that Turley timely file the necessary notice of appeal. Turley timely filed the necessary notice of appeal, but failed to timely file a bill of costs to Parsons right to the court costs awarded by the trial court in the final judgment.[56]

Disappointed with Turley's performance at trial and his reluctance to appeal, Parsons began interviewing appellate specialist willing to represent him on a fee basis in the federal appeal. In December 1994, Parsons hired Sidney K. Powell and Powell & Associates ("Powell") to handle the appeal of Parsons v. DuPont. Pursuant to Powell's retention agreement, Parsons instructed Turley in writing that Parsons had given Powell total responsibility for all aspects of the case throughout the appeal, including responsibility for communications with DuPont and DuPont counsel.[57]

Subsequent to Rose learning that Parsons had hired Powell to appeal his case, Rose and Hollingsworth cross-appealed seeking a remittitur on the ordinary damages. To secure the Parsons' judgment during the appeal, Turley obtained the first of two supercedes bonds from AIG. The first supercedes bond contained an explicit calculation of the judgment debt one year after the final judgment, showing the amount of damages

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[56] Turley knowledge of his error from Parsons until May 1997, when Turley finally disclosed copies of correspondence he had had with Gardere attorney's concerning the court costs due Parsons.

[57] On learning that Powell and not Turley would handle Parsons' appeal, Rose called Powell. Rose angrily asked Powell if she intended to sue Turley for legal malpractice. When Powell stated that she only handled federal appeals, Rose said that if Parsons sued Turley for legal malpractice that he would testify that Parsons' claims were baseless because Turley did a good job at trial.

awarded in the judgment, prejudgment interest and one year of post-judgment interest. The second supercedes bond contained an explicit calculation of the judgment debt two years after the final judgment, showing: the amount of damages awarded in the judgment, prejudgment interest, and two years of post-judgment interest. The calculations in both supercedes bonds were approved by AIG, Rose and Turley, and approved by the district court in 1994 and the circuit court in 1995.

In early1995, the Texas district court granted a Rose's motion on behalf of Conoco and Fox for summary judgment in Parsons v. Conoco. The motion for summary judgment was based upon (1) collateral estoppel, arguing that a Parsons already had a judgment against Fox's employer, DuPont, for Ann Parsons' wrongful death; and (2) the Texas Workers Compensation Act, arguing that Ann Parsons was employed by Conoco and had died in the course and within the scope of her employment.[58] Parsons instructed Turley to appeal, but Turley refused and Parsons was forced to file a notice of the appeal pro se and then seek an appellate specialist to prosecute the appeal.

Parsons hired Texas appellate specialist Timothy Patton to handle the appeal of Parsons v. Conoco. However, because Turley failed to tell timely notify Parsons that the summary judgment had been granted, Patton concluded that Parsons' pro se filing of his notice of appeal was untimely. Patton subsequently filed an admission with the court stating that the notice of appeal was untimely. Subsequently, the Texas Court of Appeals dismissed the case in October 1995.

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[58] Rose's argument that Parsons is barred by collateral estoppel from suing Fox's estate because Parsons succeeded in suing Fox's employer DuPont is erroneous. The defendants, Fox and DuPont, are distinct.

There is evidence that Rose's claim that Conoco had Ann Parsons covered under the Texas Workers' Compensation Act is also erroneous. DuPont is listed the insured, and Conoco falsely declared to the TWCC that Ann Parsons was an employee of a Conoco subsidiary, Kayo Oil.

In July 1996, the US Fifth Circuit Court of Appeals issued its opinion in *Parsons v. DuPont*, sustaining the trial court in all issues. However, before the appellate court issued its mandate and concluded the appeal, against Parsons' previous directions and without Parsons knowledge, Turley contacted the Hollingsworth seeking immediate payment of the judgment debt owed Parsons. Hollingsworth asked Turley to submit a letter with his calculation of what judgment debt was owed. Turley submitted a calculation to Hollingsworth that was several hundred thousand dollars short of the amount stated 1995 supercedes bond as the exact amount owed.

Before Hollingsworth sent the check to Turley, she called Powell to determine if Powell's name should appear on the check. Powell immediately told Parsons about Turley's unauthorized dealings with Gardere, AIG and DuPont. Parsons immediately faxed Turley written instructions to withdraw his calculation and cease communications with Gardere, AIG and DuPont until after the appellate court issued its mandate. However, Hollingsworth quickly had a check hand delivered to Turley for an amount that Turley had erroneously calculated far short of the actual judgment amount.

After the appellate court issued its mandate on July 28, 1996, Hollingsworth sent another check to Turley for part, but not all, of the short-fall from the first payment, insisting that Parsons sign a release from the judgment for DuPont before Parsons received any money from the checks that Turley now held. After Parsons had demanded his money for more than a month with out the condition of signing a release, Turley cashed the checks in August 1994 and issued a check to Parsons for the judgment amount short approximately two hundred thousand dollars from the amount stated in the last supercedes bond. Furthermore, Turley continued to tell Parsons that

DuPont still owed more than $50,000 in court costs that Parsons was awarded as part of the judgment.

In 1996, Parsons hired Robert M. Greenberg ("Greenberg") to investigate a legal malpractice action against Turley and his firm. On Greenberg's recommendation, Parsons also hired attorney Robert E. Motsenbocker ("Motsenbocker") and investigator Fred Cliff Cameron ("Cameron").

Because Turley repeatedly failed to correct errors Parsons had brought to his attention in time for correction, Parsons suspected that Turley's legal malpractice was not inadvertent, but was intentional and coordinated with Rose and AIG to defeat Parsons legal claims against DuPont, Conoco and AIG. Parsons wanted Greenberg, Motsenbocker and Cameron to find evidence of Turley's motivation for colluding with Rose and AIG. Specifically, Parsons asked Greenberg, Motsenbocker and Cameron to find out if Turley was insured by AIG for professional negligence.

By early 1997, Turley, Rose and AIG had learned that Parsons' was investigating a legal malpractice action against Turley. In May 1997, Turley applied for "claims made" legal malpractice insurance with Carolina Casualty Insurance Company ("CCIC"). Turley's new policy lowered the policy limits from $10,000,000 that he had with AIG to only $5,000,000 with CCIC, although the number and size of Turley's cases increased. On the CCIC application disclosures form, Turley denied knowing of any potential claims against Turley for work he had done before the new policy went into effect.[59]

In May 1997, Rose and Hollingsworth filed a motion in *Parsons v. DuPont* seeking a release from judgment for DuPont and its surety, AIG. In preparing to oppose

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[59] Later in pleadings in Parsons' legal malpractice case against Turley, Turley stated he believed that Parsons would sue him for legal malpractice as early as 1994.

this motion, Parsons sought all correspondence[60] that Turley had with Gardere relating to the unpaid court costs. From these correspondence Parsons learned for the first time that Turley had failed to send him two critical correspondences from Gardere to Turley in which Gardere reminds Turley that he had failed to file a timely bill of costs and had no legal basis now for recovering any of Parsons' court costs. Parsons immediately instructed Turley to accept Gardere's offer of less than half the costs Parsons had paid. When Parsons discovered Turley's error, Parsons immediately fired Turley. Subsequently, Gardere refuse to pay any of the costs Parsons was owed.[61]

Parsons countered the DuPont motion for release from judgment with a motion to enforce the judgment, requesting that court order DuPont to pay the amount specified in the final judgment that had been explicitly calculated by AIG, Rose and Turley in the supercedes bonds they had endorsed. In December 1997, a hearing was held to resolve the remaining dispute in *Parsons v. DuPont*. A few week later the court issued its opinion that DuPont owed Parsons $50,000 in additional interest. However, while it was within the discretion of the court to do so, the court would not order DuPont to pay

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[60]   Turley was under standing instructions from the day he was hired to copy Parsons on all correspondence that Turley received or generated in Parsons cases.

[61]   In August 1996, Rose and Turley believed that paying Parsons most of the money he was owed would silence Parsons demands for the remaining interest and court costs that he had been shorted. When this did not happen, Turley told Parsons that he was continuing to negotiate with Rose on getting Parsons court costs.

Rose and AIG knew that Turley held a $10,000,000 AIG legal malpractice policy. Rose and AIG also knew that Turley had committed multiple counts of legal malpractice against Parsons during Turley's handling of *Parsons v. DuPont*, the least damaging to Parsons being Turley's failure to timely file a bill of costs for approximately $50,000. Rose and AIG was were willing pay the $50,000 in court costs if that would prevent Parsons from making a claim against Turley's $10,000,000 AIG malpractice policy.

When Rose and AIG discovered that Parsons was investigating a major legal malpractice claim against Turley, Turley had lost his leverage in negotiating for AIG to pay the court costs to avoid a claim against Turley's AIG malpractice policy.

the court costs pursuant to the final judgment, because Turley had failed to file a timely bill of costs.

Parsons appealed the district courts ruling to the Fifth Circuit Court of Appeals. Parsons argued that the supercedes bonds were judicial admissions by DuPont, or alternatively, that the lower court erred in calculating the amount of prejudgment interest Parsons was owed pursuant to Texas law Tex.Rev.Civ.Stat.Art. 5069-1.05. The appellate court issued its final mandate in *Parsons v. DuPont* on December 31, 1999.

Facts Relating to Fraud Conspiracy – LOWT, Carrington and Greenberg

In late 1997, Greenberg and Motsenbocker began formally investigating Parsons malpractice claims against Turley through ancillary litigation under TRCP Rule 202. Turley was represented by Barbara M. G. Lynn ("Lynn") with Carrington Coleman Sloman & Blumenthal, LLP ("Carrington") in these proceedings and the resulting litigation. Greenberg deposed Cardamone and another pilot in Wilmington in late 1997. Greenberg deposed Catterson and others in Houston in early 1998. From Catterson's 1998 deposition, Parsons learned for the first time that Fox had suffered from alcoholism[62] and that DuPont and Conoco had actual notice of Fox's alcoholism before he left Houston on the fatal flight.

Parsons now realized that if Turley had discovered and been willing to use this evidence in his prosecution of *Parsons v. DuPont* that he could have easily had Conoco joined as a defendant and proven beyond reasonable doubt that DuPont and Conoco had been guilty of gross negligence under the Texas standard.

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[62]   Pursuant to 1991 Federal Aviation Regulation §67.13 (d) (1) (i) (c).

Parsons now believed that DuPont and Conoco had willfully withheld the parts of Fox's medical records that showed Fox suffered from alcoholism to defraud Parsons ·and the other victims' families of their legitimate gross negligence claims against the companies. Because Parsons knew that DuPont and Conoco had been intimately involved in the efforts to recover of Fox's remains and the original CVR recording, Parsons now suspected that the companies also destroyed this evidence that would have pointed to Fox's mental and physical incapacitation as a cause of the plane crash.

Parsons sent Cameron to Malaysia to find evidence supporting his suspicions. Cameron found: (1) CID report stating that Fox's remains were recovered and brought to Queen Elisabeth Hospital; (2) Malaysian death certificate stating that Fox died of multiple blunt force injuries; (3) copy of the CID videotape documenting the recovery of Fox's remains at the crash site; and (4) police officer in charge of the CID team. The police officer showed Cameron the videotape of the CID team's work and opined that the first two body-bags airlifted from the crash site on September 10, 1991, contained the pilot and the copilot.

Cameron also obtained a copy of the final report of the DCA investigators in Kuala Lumpur who had done the official investigation of the plane crash. The DCA report stated that Conoco was the operator of the plane, not DuPont as Rose had told the federal court.

After Cameron reported what he had learned to Parsons, Parsons realized that DuPont and Conoco had conspired since September 1991 to destroy evidence of Fox's alcoholism and the companies knowledge of Fox's alcoholism before the plane crash. Parsons also realized that AIG, Rose and Turley had participated in a conspiracy to

keep the court from hearing any of the evidence Cardamone had given Turley relating to DuPont and Conoco mismanagement of pilots, or any of the evidence that Parsons pointed out to Turley relating to Fox's probable glucose metabolism disorder.

Parsons believed that if this evidence and the evidence that this evidence was suppressed would have been a predicate for sever sanctions against the companies and lawyers for spoliation of evidence and/or fraud upon the court.[63]

On June 12, 1998, Greenberg and Motsenbocker filed suit against Turley, *Parsons v. Turley*, alleging among other things, that Turley negligently failed (1) to discover and use the evidence of Fox's alcoholism; and (2) to sue both DuPont and Conoco in state court. Greenberg faxed the complaint to Lynn with a letter proposing that if Turley agreed to a meeting between Turley, Turley's lawyers and Turley's insurer; and Parsons and Parsons' lawyers to discuss a settlement of the case; then, Greenberg would delay his request to issue and serve citation on Turley.

However, Lynn and Turley never intended to negotiate settlement with Parsons. Instead, Lynn and Turley conspired[64] to have Greenberg delay the service of citation until after July 18, 1998, when they believed that limitations would bar Parsons' claims.

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[63] The frauds against the several federal agencies involved in the investigation of the crash, the court may have referred the matter to the Department of Justice for investigation and prosecution.

Citing "a pattern of concealment and misrepresentation", US District Judge J. Robert Elliott ordered record-breaking sanctions against DuPont (see "DuPont Fined $101 Million by Judge For Withholding Data In Benlate Case"; Page B2, Wall Street Journal, August 23, 1995). Judge Elliott stated in his opinion:

> "It is clear that DuPont continues to evidence an attitude of contempt for the court's orders and processes and to view itself as not subject to the rules and orders affecting all other litigants. Put in layman's terms, DuPont cheated. And it cheated consciously, deliberately and with purpose. DuPont committed a fraud in this court, and this court concludes that DuPont should be, and must be severely sanctioned if the integrity of the court system is to be preserved."

[64] Sawicki was a party to some of Lynn's and Turley's conspiratorial discussions. After Sawicki left LOWT and had his own legal dispute with Turley, Sawicki called Greenberg to tell him about the conspiracy.

Lynn knew that Greenberg knew that she was a leading candidate for appointment by the Clinton Administration to be a district judge on the United States District Court for the Northern District of Texas. Turley and Lynn conspired to abuse Greenberg's support for Lynn's political appointment and confirmation to create a legal defense for Turley.

First, Lynn waited until July 1, 1998, to call Greenberg regarding the proposal he had made in his June 12, 1998, letter. In the telephone conversation, Lynn asked Greenberg to delay the meeting Greenberg had proposed until July 21, 1998, to accommodate her schedule for interviews related to her prospective job. Greenberg agreed to the delay, thereby sacrificing Parsons' interests for his political interest in having his friend Lynn obtain a political appointment and congressional confirmation. Greenberg thereby entered into Lynn's and Turley's conspiracy to defraud Parsons of his day in court.

On July 21, 1998, Parsons, Greenberg, Motsenbocker and Powell meet with Lynn and a representative of CCIC. Turley, who had the settlement authority under the CCIC policy, did not appear. Greenberg presented an outline of the case against Turley including facts gathered in Catterson's deposition under the TRCP Rule 202 ancillary litigation. Greenberg ended his presentation by asking Lynn and the CCIC representative to consider tending the CCIC policy limits to avoid litigating the issues. Lynn responded that she needed discuss Greenberg's proposal with Turley.

Finally, on August 13, 1998, after he realized Lynn's and Turley's deceit, Greenberg requested the issuance of citation. However, Turley evaded service of citation until Greenberg requested service through Lynn on September 22, 1998.

Subsequently, Lynn filed a motion for summary judgment arguing that Parsons' suit was barred by limitations. Lynn used two "fact" scenarios in her legal arguments. Either Parsons fired Turley when he hired Powell in January 1995, and limitations barred suit after January 1997. [*Murphy v. Campbell*, 964 S.W.2d 265 (Tex. 1996)] Or, the appeal that ended with mandate on July 18, 1996, concluded *Parsons v. DuPont*,[65] and limitations bars suit after July 18, 1998. [*Hughes v. Mahaney & Higgins, 821 S.W.2d 154 (Tex. 1991)*] In her second scenario, Parsons would have to sue <u>and</u> serve notice of citation on Turley by July 18, 1998. Although Greenberg had filed suit against Turley on June 12, 1998, Greenberg failed to serve Turley until September 22, 1998. Without opinion, District Court Judge Martin E. Richter granted Lynn's motion for summary judgment. Parsons appealed to the 5th Court of Appeals.

On August 11, 2000, Texas 5th Court of Appeals issued its opinion, written by Justice David L. Bridges, sustaining Richter's opinion. Bridges wrote that the appellate court found that Parsons had fired Turley in January 1995, and, pursuant to *Murphy* limitations barred suit after January 1997.

Parsons appealed to the Supreme Court of Texas, arguing that *Hughes* applied in legal malpractice cases and not *Murphy*. The Texas Supreme Court agreed with Parsons and, on June 19, 2001, remanded *Parsons v. Turley* to the 5th Court of Appeals with instructions to follow the October 11, 2000, opinion in *Apex Towing Company, et al v. William M. Tolin, III, et al*. In *Apex*, the Texas Supreme Court reaffirmed the bright-rule that it had established in *Hughes*.

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[65] Lynn knew from taking Parsons deposition in 1998, that Parsons v. DuPont was still on appeal before the Fifth Circuit Court of Appeals.

"We conclude that *Murphy* did not modify the rule we announced in *Hughes*, and today we reaffirm that rule: When an attorney commits malpractice in the prosecution or defense of a claim that results in litigation, the statute of limitations on a malpractice claim against that attorney is tolled until all appeals on the underlying claim are exhausted or the litigation is otherwise finally concluded."

"We continue to believe, however, that in the area of limitations, bright-lines rules generally represent the better approach, and that the policy reasons underlying the *Hughes* rule appropriately balance the competing concerns of the need to bar stale claims and avoid prejudice to defendants yet preserve a reasonable opportunity for plaintiffs to pursue legitimate claims."

"[W]ithout re-examining whether the policy reasons behind the tolling rule apply in each legal-malpractice case matching the *Hughes* paradigm, courts should simply apply the *Hughes* tolling rule to the category of legal-malpractice cases encompassed within its definition."

In their post-remand brief, Greenberg and Motsenbocker failed to argue that the application of the bright-line rule defined in *Apex* to the facts in *Parsons v. Turley* meant that limitation on Parsons suing Turley ran out only after December 31, 2001, two years after mandate issued in the last appeal in *Parsons v. DuPont*, on December 31, 1999.

Nevertheless, in late May 2003, almost two years after the *Parsons v. Turley* had been remanded to the Texas 5th Court of Appeals, Parsons had to ask Greenberg to call the clerk of the appellate court to ask what the happening with his case. An assistant clerk told Greenberg that for unknown reasons *Parsons v. Turley* had not been even

submitted to the panel for review. The next day, the docket sheet for *Parsons v. Turley* indicated that the case had been submitted that day.[66]

On June 23, 2003, the Texas 5th Court of Appeals issued its opinion on remand in *Parsons v. Turley*. Inexplicably, the appellate court again sustained Richter's opinion. Bridges writing again, stated the facts correctly: (1) the first appeal in *Parsons v. DuPont* ended with mandate on July 18, 1998 and (2) the second appeal in *Parsons v. DuPont* ended after the first appeal. (Bridges cited no date for the conclusion of this appeal.) Bridges stated the applicable law as he had been instructed by the Supreme Court: *Apex* was the applicable law in *Parsons v. Turley*. In particular, limitations on Parsons claims were tolled only after all appeals on the underlying claim had been exhausted. However, Bridges takes the date of the conclusion of the first appeal as the date of the conclusion of *all* appeals (Bridges' emphasis) in *Parsons v. DuPont*. Bridges proceeds to conclude that because Greenberg had failed to serve citation on Turley until September 22, 1998, more than two years after the conclusion of the first appeal in *Parsons v. DuPont*, that Parsons suit against Turley was barred by limitations. [109 S.W.3d 804 (Tex. App.--Dallas 2003, pet. den.)]

Parsons instructed Greenberg and Motsenbocker to immediately file a motion for reconsideration pointing out Bridges' blatant error. Although Greenberg and Motsenbocker filed the motion for reconsideration, Bridges personally ruled on the motion and denied it. Parsons' Petition for Review to the Texas Supreme Court was denied, and mandate issued in the appeal on June 23, 2004.

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[66]   Months later, to cover-up the court's error, the "Submitted" entry was predated to September 11, 2001.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: ConocoPhillips
        Incoming letter dated December 22, 2005

        The proposal would require that the board investigate, independent of inhouse legal counsel, and report to shareholders all potential legal liabilities alleged by the proponent to have been omitted from the February 2002 prospectus titled "Proposed Merger of Conoco and Phillips."

        There appears to be some basis for your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(7), as relating to ConocoPhillips' ordinary business operations (i.e., general legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if ConocoPhillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ConocoPhillips relies.

                                        Sincerely,

                                        Geoffrey M. Ossias
                                        Attorney-Adviser